

MALIBU
BOATS, INC.™

2023
Notice of Annual Meeting and Proxy Statement

       

MALIBU BOATS, INC.™

5075 Kimberly Way
Loudon, Tennessee 37774

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held on October 26, 2023

Date	Time	Record Date	Location
Thursday, October 26, 2023	8:00 a.m., Eastern Time	September 8, 2023	The offices of Pursuit Boats, 3901 St. Lucie Blvd., Fort Pierce, Florida 34946

To the Stockholders of Malibu Boats, Inc.:

Notice is hereby given that the 2023 annual meeting of stockholders (the "Annual Meeting") of Malibu Boats, Inc. will be held at the offices of Pursuit Boats, 3901 St. Lucie Blvd., Fort Pierce, Florida 34946, on Thursday, October 26, 2023, at 8:00 a.m., Eastern Time, for the following purposes:

1	To elect to the Board of Directors the three (3) nominees named in the attached Proxy Statement to serve until the Company's 2026 annual meeting of stockholders and until their successors are duly elected and qualified;
2	To ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2024;
3	To approve, on a non-binding advisory basis, the compensation of the Company's named executive officers; and
4	To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Only stockholders of record of the Company's Class A common stock and Class B common stock as of the close of business on September 8, 2023 are entitled to notice of, and to vote at, the Annual Meeting and any postponements or adjournments thereof.

Important Notice Regarding the Availability of Proxy Materials for the 2023 Annual Meeting of Stockholders: This Proxy Statement and our 2023 Annual Report on Form 10-K are available on the Internet at http:// www.astproxyportal.com/ast/18800/.



Your vote is important to us. You may vote your shares by proxy or in person. We urge you to vote by proxy even if you plan to attend the meeting. If you attend the Annual Meeting and vote in person, your proxy will not be used.



PLEASE DATE, SIGN AND MAIL THE ENCLOSED PROXY CARD OR SUBMIT YOUR PROXY USING THE INTERNET.

Use of the enclosed envelope requires no postage for mailing in the United States.

By Order of the Board of Directors,

Matthew Googe

Matthew Googe
Corporate Counsel and Secretary

Loudon, Tennessee
September 15, 2023

MALIBU BOATS, INC.™

5075 Kimberly Way
Loudon, Tennessee 37774

PROXY STATEMENT

The Board of Directors (the "Board") of Malibu Boats, Inc. solicits your proxy for the 2023 annual meeting of stockholders (the "Annual Meeting") to be held at 8:00 a.m., Eastern Time, on Thursday, October 26, 2023 at the offices of Pursuit Boats, 3901 St. Lucie Blvd., Fort Pierce, Florida 34946, and at any and all postponements or adjournments of the Annual Meeting.

The proposals to be voted on at the Annual Meeting are set forth in the accompanying Notice of Annual Meeting of Stockholders and are described in this Proxy Statement. Stockholders also will transact any other business, not known or determined as of the date of this Proxy Statement, that properly comes before the meeting. The Board knows of no such other business to be presented as of the date of this Proxy Statement.

When you submit your proxy, you will authorize the proxy holders – David Black, our Interim Chief Financial Officer and Corporate Controller, and Ritchie Anderson, our Chief Operating Officer– to represent you and vote your shares of common stock on these proposals at the meeting in accordance with your instructions. By submitting your proxy, you also authorize them to exercise discretionary authority to vote your shares on any other business that properly comes before the meeting, to vote your shares to adjourn the meeting, and to vote your shares at any postponement or adjournment of the meeting.

This Proxy Statement and the accompanying materials are first being sent or given to our stockholders on or about September 22, 2023.

A list of all stockholders entitled to vote at the Annual Meeting will be available for examination at our principal executive offices at 5705 Kimberly Way, Loudon, Tennessee 37774 for ten days before the Annual Meeting.

Unless otherwise expressly indicated or the context otherwise requires, in this Proxy Statement:

- we use the terms the "Company," "we," "us," "our" or similar references to refer (1) prior to the consummation of our initial public offering, or "IPO" on February 5, 2014, to Malibu Boats Holdings, LLC, or the LLC, and its consolidated subsidiaries and (2) after our IPO, to Malibu Boats, Inc. and its consolidated subsidiaries;

- we refer to the owners of membership interests in the LLC immediately prior to the consummation of the IPO, collectively, as our "pre-IPO owners";

- we refer to owners of membership interests in the LLC (the "LLC Units"), collectively, as our "LLC members";

- references to "fiscal year" refer to the fiscal year of Malibu Boats, which ends on June 30 of each year;

- we refer to our Malibu branded boats as "Malibu", our Axis Wake Research branded boats as "Axis", our Pursuit branded boats as "Pursuit", our Maverick Boat Group branded boats as "Maverick Boat Group", and our Cobalt branded boats as "Cobalt";

- we use the term "recreational powerboat industry" to refer to our industry group, which includes performance sport boats, sterndrive and outboard boats;

- we use the term "performance sport boat category" to refer to the industry category, consisting primarily of fiberglass boats equipped with inboard propulsion and ranging from 19 feet to 26 feet in length, which we believe most closely corresponds to (1) the inboard ski/wakeboard category, as defined and tracked by the National Marine Manufacturers Association, or NMMA, and (2) the inboard ski boat category, as defined and tracked by Statistical Surveys, Inc., or SSI;

- we use the terms "sterndrive" and "outboard" to refer to the industry category, consisting primarily of sterndrive and outboard boats ranging from 20 feet to 40 feet, which most closely corresponds to the sterndrive and outboard categories, as defined and tracked by NMMA, and the sterndrive and outboard propulsion categories, as defined and tracked by SSI; in some instances, we provide market information based on specific boat lengths or boat types within the sterndrive or outboard categories to reflect our performance in those specific markets in which we offer products; and

- references to certain market and industry data presented in this Proxy Statement are determined as follows: (1) U.S. boat sales and unit volume for the overall powerboat industry and any powerboat category during any calendar year are based on retail boat market data from the NMMA; (2) U.S. market share and unit volume for the overall powerboat industry and any powerboat category during any fiscal year ended June 30 or any calendar year ended December 31 are based on comparable same-state retail boat registration data from SSI, as reported by the 50 states for which data was available as of the date of this Form 10-K; and (3) market share among U.S. manufacturers of exports to international markets of boats in any powerboat category for any period is based on data from the Port Import Export Reporting Service, available through March 31, 2023, and excludes such data for Australia and New Zealand.



IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS
This Proxy Statement and our 2023 Annual Report on Form 10-K are available on the Internet at http://www.astproxyportal.com/ast/18800/.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement contains forward-looking statements. All statements other than statements of historical facts contained in this Proxy Statement are forward-looking statements, including statements regarding demand for our products and expected industry trends, our business strategy and plans, our prospective products or products under development, our vertical integration initiatives, our acquisition strategy and management's objectives for future operations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," the negative of these terms, or by other similar expressions that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are only predictions, involving known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Such factors include, but are not limited to: general industry, economic and business conditions; our ability to execute our manufacturing strategy; our large fixed cost base; increases in the cost of, or unavailability of, raw materials, component parts and transportation costs; disruptions in our suppliers' operations; our reliance on third-party suppliers for raw materials and components and any interruption of our informal supply arrangements; our reliance on certain suppliers for our engines and outboard motors; our ability to meet our manufacturing workforce needs; exposure to workers' compensation claims and other workplace liabilities; our ability to grow our business through acquisitions and integrate such acquisitions to fully realize their expected benefits; our growth strategy which may require us to secure significant additional capital; our ability to protect our intellectual property; disruptions to our network and information systems; our success at developing and implementing a new enterprise resource planning system; risks inherent in operating in foreign jurisdictions; a natural disaster, global pandemic or other disruption at our manufacturing facilities; increases in income tax rates or changes in income tax laws; our dependence on key personnel; our ability to enhance existing products and market new or enhanced products; the continued strength of our brands; the seasonality of our business; intense competition within our industry; increased consumer preference for used boats or the supply of new boats by competitors in excess of demand; competition with other activities for consumers' scarce leisure time; changes in currency exchange rates; inflation and increases in interest rates; an increase in energy and fuel costs; our reliance on our network of independent dealers and increasing competition for dealers; the financial health of our dealers and their continued access to financing; our obligation to repurchase inventory of certain dealers; our exposure to claims for product liability and warranty claims; changes to U.S. trade policy, tariffs and import/export regulations; any failure to comply with laws and regulations including environmental, workplace safety and other regulatory requirements; our holding company structure; covenants in our credit agreement governing our revolving credit facility which may limit our operating flexibility; our variable rate indebtedness which subjects us to interest rate risk; our obligation to make certain payments under a tax receivable agreement; and any failure to maintain effective internal control over financial reporting or disclosure controls or procedures.

You should not rely on forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Actual results may differ materially from those suggested by the forward-looking statements for various reasons, including those discussed under "Item 1A. Risk Factors" in our Form 10-K for the fiscal year ended June 30, 2023 filed with the Securities and Exchange Commission (the "SEC") on August 29, 2023. Except as required by law, we assume no obligation to update forward-looking statements for any reason after the date of this Proxy Statement to conform these statements to actual results or to changes in our expectations.

TABLE OF CONTENTS

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PROXY STATEMENT SUMMARY

This summary highlights certain information about us and does not contain all of the information you should consider before voting. Please read the entire Proxy Statement and our Annual Report on Form 10-K before voting.

2023 Annual Meeting of Stockholders

Date
Thursday,
October 26, 2023

Time
8:00 a.m., Eastern
Time

Record Date
September 8, 2023

Location
The offices of Pursuit Boats, 3901 St. Lucie Blvd., Fort Pierce, Florida 34946

PROPOSALS TO BE VOTED ON AND VOTING RECOMMENDATIONS

Proposal		Board Recommendations	For More Information
1	The election to the Board of the three (3) nominees named in this Proxy Statement – Ivar S. Chhina, Michael J. Connolly and Mark W. Lanigan – to serve until the 2026 annual meeting of stockholders and until their successors are duly elected and qualified	**FOR**	See page 73
2	The ratification of the appointment of KPMG LLP ("KPMG") as our independent registered public accounting firm for the fiscal year ending June 30, 2024	**FOR**	See page 74
3	The approval, on a non-binding advisory basis, of our named executive officer compensation	**FOR**	See page 75

WAYS TO VOTE



By Mail
By mailing in the signed and completed separate proxy card or voting instruction form



Via the Internet
By following the instructions in the email, proxy card, or voting instruction form.



In Person
Written ballots will be provided to stockholders eligible to vote at the Annual Meeting.

BOARD OF DIRECTOR NOMINEES

The Board is divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. A summary of information surrounding each director nominee as of September 8, 2023 is below and more information can be found under **"Board of Directors and Executive Officers - Directors of Malibu Boats, Inc.".**

Name	Position	Age	Director Since	Committee Memberships
Ivar S. Chhina	Former chief financial officer and executive vice president for Recreational Equipment, Inc. (REI). Former chairman and chief executive officer of Interdent, Inc. Serves on the boards of Northwestern Management Services LLC, PPV Holding Company LLC, Troy Lee Designs Inc., and Lone Peak Holdings LLC	60	2014	Audit (Chair); Nominating and Governance
Michael J. Connolly	Founding partner of Breakaway Capital Management, LLC. Chief executive officer and sole director of Motorini, Inc.	57	2014	Nominating and Governance (Chair); Compensation
Mark W. Lanigan	Co-founder and a managing director of Black Canyon Capital LLC. Consultant with Tailwind Capital. Serves on the boards of LRW Holdings, LLC and Lone Peak Holdings, LLC	63	2014	Compensation (Chair); Nominating and Governance



BUSINESS OVERVIEW

We are a leading designer, manufacturer and marketer of a diverse range of recreational powerboats, including performance sport boats, sterndrive and outboard boats. Our product portfolio of premium brands are used for a broad range of recreational boating activities including, among others, water sports, general recreational boating and fishing. Our passion for consistent innovation, which has led to propriety technology such as Surf Gate, has allowed us to expand the market for our products by introducing consumers to new and exciting recreational activities. We design products that appeal to an expanding range of recreational boaters and water sports enthusiasts whose passion for boating and water sports is a key component of their active lifestyle and provide consumers with a better customer-inspired experience. With performance, quality, value and multi-purpose features, our product portfolio has us well positioned to broaden our addressable market and achieve our goal of increasing our market share in the expanding recreational boating industry.

We currently sell our boats under eight brands as shown in the table below, and we report our results of operations under three reportable segments, Malibu, Saltwater Fishing and Cobalt. We revised our segment reporting effective December 31, 2020 to account for our acquisition of Maverick Boat Group and to conform to changes in our internal management reporting based on our boat manufacturing operations. Prior to December 31, 2020, we had three reportable segments, Malibu, Pursuit and Cobalt.

	% of Total Revenues		
	Fiscal Year Ended June 30,		
	2023	2022	2021
Malibu			
Malibu			
	45.8 %	50.0 %	52.2 %
Axis			
Saltwater Fishing			
Pursuit			
Maverick			
Cobia	32.4 %	28.1 %	26.2 %
Pathfinder			
Hewes			
Cobalt			
Cobalt	21.8 %	21.9 %	21.6 %

Our Malibu segment participates in the manufacturing, distribution, marketing and sale throughout the world of Malibu and Axis performance sports boats. Our flagship Malibu boats offer our latest innovations in performance, comfort and convenience, and are designed for consumers seeking a premium performance sport boat experience. We are the market leader in the United States in the performance sport boat category through our Malibu and Axis boat brands. Our Axis boats appeal to consumers who desire a more affordable performance sport boat product but still demand high performance, functional simplicity and the option to upgrade key features. Retail prices of our Malibu and Axis boats typically range from $80,000 to $300,000.

Our Saltwater Fishing segment participates in the manufacturing, distribution, marketing and sale throughout the world of Pursuit boats and the Maverick Boat Group family of boats (Maverick, Cobia, Pathfinder and Hewes). Our Pursuit boats expand our product offerings into the saltwater outboard fishing market and include center console, dual console and offshore models. In December 2020, we acquired Maverick Boat Group and added Maverick, Cobia, Pathfinder and Hewes to our brands. Our Maverick Boat Group family of boats are highly complementary to Pursuit,

expanding our saltwater outboard offerings with a strong focus in length segments under 30 feet. We are among the market leaders in the fiberglass outboard fishing boat category with the brands in our Saltwater Fishing segment. Retail prices for our Saltwater Fishing boats typically range from $45,000 to $1,400,000.

Our Cobalt segment participates in the manufacturing, distribution, marketing and sale throughout the world of Cobalt boats. Our Cobalt boats consist of mid to large-sized luxury cruisers and bowriders that we believe offer the ultimate experience in comfort, performance and quality. We are the market leader in the United States in the 20' - 40' segment of the sterndrive boat category through our Cobalt brand. Retail prices for our Cobalt boats typically range from $75,000 to $625,000.

We sell our boats through a dealer network that we believe is the strongest in the recreational powerboat category. As of June 30, 2023, our worldwide distribution channel consisted of over 400 dealer locations globally. Our dealer base is an important part of our consumers' experience, our marketing efforts and our brands. We devote significant time and resources to find, develop and improve the performance of our dealers and believe our dealer network gives us a distinct competitive advantage.

FINANCIAL HIGHLIGHTS FOR FISCAL YEAR 2023

The 2023 fiscal year produced record financial results across a number of our key metrics despite a challenging economic environment impacting the broader marine industry, from inflationary pressures to rising interest rates. Led by our operational excellence, vertical integration capabilities, and strategic leadership, we achieved record net sales and Adjusted EBITDA in fiscal year 2023 with a decrease in net income due to our settlement of a litigation matter while delivering some of the most innovative and feature-rich boats in the market. While retail demand remains uncertain, we made significant progress building back our channel inventory to normalized levels as supply chain pressures eased, and we continue to see robust average selling prices across all brands. Our focus remains on showcasing our operational prowess, matching wholesale to retail demand, and maintaining our drive for cutting-edge product design and innovation. Despite the slower start to the spring and early summer season, we continue to maintain our leading positions across our brands as we believe that our value proposition continues to stand out with purchasers. Our financial results for fiscal year 2023 compared to fiscal year 2022 are provided below.

Net Sales Increased	Unit Volume Increased	Gross Profit Increased	Net Income Decreased [1]	Adjusted EBITDA Increased [2]
14.3%	**6.6%**	**13.3%**	**34.0%**	**15.2%**
Net sales increased 14.3% to $1,388.4 million compared to fiscal 2022	Unit volume increased 6.6% to 9,863 units compared to fiscal 2022	Gross profit increased 13.3% to $351.3 million compared to fiscal 2022	Net income decreased 34.0% to $107.9 million, or $5.06 per share (diluted), compared to fiscal 2022	Adjusted EBITDA increased 15.2% to $284.0 million compared to fiscal 2022

Net Income Available to Class A Common Stock Per Share Decreased

32.9%

Net income available to Class A Common Stock per share decreased 32.9% compared to fiscal 2022 to $5.10 per share

Adjusted Fully Distributed Net Income Per Share Increased [2]

16.2%

Adjusted fully distributed net income per share increased 16.2% compared to fiscal 2022 to $9.19 per share on a fully distributed weighted average share count of 21.3 million shares of Class A common stock

1) Net income decreased primarily due to our settlement of a litigation matter for $100.0 million as further discussed in this Proxy Statement.

2) Adjusted EBITDA, adjusted fully distributed net income and adjusted fully distributed net income per share are non-GAAP financial measures. Definitions of each of these measures and a reconciliation of our net income as determined in accordance with U.S. generally accepted accounting principles ("GAAP") to adjusted EBITDA, and the numerator and denominator for our net income available to Class A Common Stock per share to adjusted fully distributed net income per share of Class A Common Stock is provided in Appendix A to this Proxy Statement.

STOCK PRICE PERFORMANCE

Total shareholder return ("TSR") measures the return that we have provided our stockholders. Our stock price has increased 40% since the end of fiscal year 2018. In fiscal year 2023, our stock price increased 11.3%, largely driven by our resilient operating model, showcasing our strong margin profile and variable cost structure as we exceeded expectations and ramped up production volumes. The following chart illustrates our stock price at the end of each our last six fiscal years.



Stock Price at the End of the Fiscal Year

BUSINESS ACHIEVEMENTS IN FISCAL YEAR 2023

Fiscal year 2023 provided a combination of headwinds and tailwinds, but Malibu was able to emerge with record performance across a number of metrics and significant plans for a suite of model year 2024 products. Some of our business highlights are provided below.

- We introduced ten new models across our brands in fiscal year 2023. We also continued our introduction of new features and options, which consumers are increasingly buying.

- We introduced four new models for Malibu and Axis in fiscal year 2023, including the 22 LSV, 26 LSV, A225 and T235.

- Pursuit introduced two new models in fiscal year 2023, including the OS 445, an offshore boat which is the largest boat ever produced by Pursuit and the S 248.

- Cobalt introduced two new models in fiscal year 2023, including the R35 Sterndrive and the R35 Outboard.

- Maverick Boat Group introduced their first new models under Malibu ownership with the introduction of the Pathfinder 2400 TRS and the 2400 Open Bow models.

- All new models contributed to record net sales of approximately $1.4 billion during fiscal year 2023.

- In the third quarter of fiscal 2023, we launched our new 116,000 square foot Tooling Design Center located on our Pursuit property. The new facility is a vertical integration initiative that will first focus on the tooling needs of our Pursuit brand, with the goal to build the majority of tooling across all of our brands at this site.

- In the third quarter of fiscal 2023, we entered into an agreement to purchase a new 260,000 square foot facility near our Tennessee campus. This new facility provides for the opportunity to expand production of boats and provides more opportunities for vertical integration initiatives. In July 2023, we completed the purchase of the new property and plan to bring the new facility on line in fiscal year 2024.

CORPORATE GOVERNANCE HIGHLIGHTS

We maintain governance practices that we believe establish meaningful accountability for our Company and the Board, including:

- Our Chairperson and all other directors, except for our Chief Executive Officer, are independent

- All standing Board committees are comprised entirely of independent directors

- Average tenure of independent directors is approximately seven years

- Diverse directors, as defined by Rule 5605(f) of the Nasdaq Stock Market, LLC ("Nasdaq"), represent 33% of the Board, including two female directors and one director that identifies as an underrepresented minority

- Approximately 99% of the votes cast approved our fiscal year 2022 executive compensation at our 2022 annual meeting

- The Board, at the recommendation of the Compensation Committee, has adopted a clawback policy that applies to all named executive officers

- The Board conducts annual Board and Committee evaluations

- The Board and Nominating and Governance Committee actively oversee the Company's corporate governance

- Our Company policies prohibit short sales, transactions in derivatives and hedging of Company securities by directors, officers and employees

- Our Company policies prohibit pledging of Company securities by directors, officers and employees subject to a limited exception

Corporate Responsibility

For Malibu Boats, Inc. and our customers, being on the water is a way of life. As a company that lives outdoors, we see it as our duty to serve as responsible stewards of the planet and our communities. With oversight from the Board, senior management and the Management ESG Committee, we are committed to promoting sustainable practices, protecting the health and safety of our customers and employees, and maintaining strong corporate governance practices and ethical behavior across our organization. This commitment is evident in everything we do as we work towards making the world a better place for our customers, employees, suppliers and business partners. Some of our goals, strategies and successes are outlined below, as well as in the governance, ethics, and other policies found on the Company's Corporate Governance and Supplier website pages.

Environmental

At Malibu Boats, Inc. we remain focused on improving sustainability across our product portfolio. We consider environmental impact starting at the design stage of our products, and we continually evaluate the additional ways we can reduce our environmental footprint, including our energy use, water use, wastes and other emissions. One of our key environmental goals is to conduct our operations in an environmentally responsible manner. We are committed to reducing any negative environmental impact of our company by working together with our suppliers, partners and customers to develop policies and practices that will ensure a healthy environment for present and future generations, including reducing the amount and toxicity of manufacturing-related waste and carefully sourcing materials to minimize the environmental impact.

We have a waste management plan in place that evaluates our technologies, procedures, and personnel training programs to minimize the quantity of hazardous waste generated as much as practicable. Under our waste management plan, new processes and major changes require us to conduct a documented Waste Impact Study to ensure that we actively reduce waste and prevent pollution at the source. We utilize recycling programs for wood, plastic, metals, cardboard and cutting fluids to minimize waste. We also participate in laundering programs that allow us to reuse supplies to reduce waste in the first place.

We are closely monitoring the changes to environmental reporting requirements. Malibu has implemented proper Board and management oversight and data collection practices, including the establishment of a Management ESG Committee in preparation for future regulations so that our company is prepared to disclose the required environmental information when necessary.

Our Employees

Company Culture

At Malibu Boats, Inc. we are committed to our people-first core values. We are dedicated to protecting the wellbeing of our employees while creating a company culture that promotes inclusivity, acceptance, equality and diversity. The Board oversees management's efforts on issues related to human capital management, including employee training and development, culture, compensation, benefits, employee recruiting and retention, and diversity and inclusion. We continue to evaluate our internal processes and programs to further build on our diverse, equitable and inclusive culture.

Employee Safety and Wellbeing

We recognize that our most valuable resource is our employees. As an equal opportunity employer, we prohibit discrimination and harassment of any kind, and have policies in place in our Code of Conduct with respect to anti-discrimination. We also provide our employees with access to an anonymous whistleblower hotline for any reporting concerns.

Accordingly, we are committed to protecting all of our personnel from occupational hazards whether they are laborers or working in the office environment. Our safety and health program is made up of Company policies and requirements in order to assist in the protection of Company personnel.

We remain focused on building a safer workplace for our employees and will continue to work toward an injury free workplace through the implementation of training and other industry-leading safety initiatives.

Compliance and Ethics

Code of Conduct and Other Corporate Policies

We are committed to operating with honesty and integrity and maintaining the highest level of ethical conduct. We encourage stockholders to visit the Corporate Governance section on our website at malibuboatsinc.com/governance, which includes certain key corporate governance documents.

Information on our website is not and should not be considered part of, nor is it incorporated by reference in this proxy statement.

Our Code of Conduct demonstrates our commitment to ascribing to the highest standards of ethical conduct in the pursuit of our business and applies to all our directors, officers, and employees. Our employees are trained on and affirm their commitment to complying with the policies when they first join our Company and regularly thereafter. Our Company has a written "related person transaction" policy. Under the policy, the Audit Committee reviews and approves transactions between the Company and "related persons" (as defined in the policy). See "Certain Relationships and Related Person Transactions—Related Persons Transaction Policy" for more information.

Labor Practices and Human Rights

We are committed to operating with full compliance of all employment and labor laws and utilizing fair employment practices in an environment of equal opportunity for its employees. In addition, we believe all workers within our supply chain deserve to work in an environment which is fair, safe, without duress and workers should be treated with dignity and respect.

We follow and expect our suppliers and business partners to comply with human rights principles, including laws that prohibit slavery, forced labor, child labor, human trafficking, harassment and unlawful discrimination, amongst others. We have processes in place, as well as an established Employee Code of Conduct, Supplier Code of Conduct and Conflict Minerals Policy that address the expected behavior of our employees and partners, to promote human rights and safe working conditions and individual security to reduce the risk that we become complicit in any human rights violations.

Whistleblower Hotline

Our Code of Conduct provides guidance to all our directors, officers and employees and assists us in conducting our activities within appropriate ethical and legal standards. The Board and Audit Committee oversee our compliance program. We foster a free and open atmosphere that allows and encourages directors, officers, employees and agents and others to express work-related concerns about ethical issues and/or to report violations or suspected violations of laws, regulations and our policies. We have established an anonymous employee hotline, which is monitored by our

Interim Chief Financial Officer. Directors, officers and employees are not only encouraged, but are required, to report any violations of law or of our Code of Conduct to his or her supervisor or to the Interim Chief Financial Officer, as appropriate. The Audit Committee receives timely periodic reports regarding any material violations of our Code of Conduct. We will not tolerate retaliation for reports made in good faith.

Our Customers: Product Safety & Quality

At Malibu Boats, Inc., we are committed to exceeding our customers' needs and expectations. While innovation is critical to our long-term growth, product quality and safety is equally important to support our long-term relationships with our dealers and our customers.

This customer-focused, performance-minded and improvement-driven mindset has led the Malibu Monsoon engine to achieve the International Organization for Standardization's (ISO) global certifications for quality (9001:2015). This achievement underscores Malibu's commitment to upholding the highest level of quality across all our products to consistently meet or exceed customers' expectations.

Additionally, we are certified by the National Marine Manufacturers Association (NMMA), a program designed to help boat manufacturers comply with industry safety and construction standards and federal regulations. In order to be NMMA certified, boat manufacturers must certify each model boat they produce. As such, Malibu, Axis, Cobalt, Pursuit, Maverick, Hewes, Pathfinder and Cobia have obtained certification for the current model year along with the Malibu and Axis trailers. We are also members of Independent Boat Builders, Inc. (IBBI) and the American Boat and Yacht Council (ABYC) to protect the best sources and arrangements for raw materials and develop voluntary global safety standards for the design, construction, maintenance and repair of recreational boats, which Malibu Boats, Inc. abides by.

We continually work on our internal processes to maximize their effectiveness and efficiency, employ risk-based thinking throughout the organization to address potential risks and opportunities, and work towards the continuous improvement of our quality management system to ensure we provide our customers with an unparalleled experience and product.

Our Communities

We continually strive to make an impact on our local communities and serve them with gratitude. Each year, we partner with community organizations where our facilities are located and support local schools. In Tennessee, we partner with Toys for Tots and Angel Tree each holiday season. Our corporate sponsorship with the local Kiwanis Club has allowed us to give back to children with disabilities while also helping students prepare for the upcoming school year. We partner with the local Family Resources center each year to assist local students with cold-weather clothing fund and participate in additional local school initiatives to promote manufacturing trade jobs. In Kansas, we support our community though recreational leagues as well as donations to local libraries, events and school fundraisers, among other initiatives. In Florida, we give back to our local communities through the Treasure Coast Food Bank, Pet Food Drive for the Humane Society, Ready to Work Boot Camp, and the Everglades Foundation, Recreational Fishing Alliance and Coastal Conservation Association. Additionally, we are proud participants in and sponsors of the Making Strides Against Breast Cancer walk every year. We are proud of our partnerships with these outstanding organizations, and of the funds raised by our employees for children and families in the communities within which we operate.

Awards

We're proud to have received repeated recognition for our high-quality and innovative products. We won one of Boating Industry Magazine's "Top Product" awards for Cobalt's AutoDeploy Galley found on the R35 in 2023 and the Pursuit S 358 Sport in 2022. Malibu Trailers took the coveted NMMA Innovation Award at the Miami International Boat Show in 2022. The Malibu Wakesetter 23 LSV has won Wakeworld "Readers Choice" Wakeboard and Wakesurf Boat of the Year three years running in 2022, 2021 and 2020.

Engagement with Stockholders

We recognize that stockholder engagement is fundamental to strengthening our corporate governance practices and we maintain direct and frequent engagement with our stockholders. We value the views of our stockholders and regularly seek their input to gain valuable insights into key business matters they care most about, including but not limited to capital allocation, corporate governance, risk management, environmental and social matters, sustainability and executive compensation. Feedback from these meetings and conversations is shared with the Board and used to

inform the Board's decisions. Our active investor relations efforts include regular and ongoing engagement with current and potential investors, financial analysts, and the media through conference calls, face-to-face investor meetings, correspondence, conferences, and other events. In the past, we have held an Investor Day which included management presentations that provided an overview of our strategy and our growth opportunities, a tour of our manufacturing facility, and product demos. During fiscal year 2023, our senior management team met with stockholders at four conferences and through dozens of phone calls. Since our 2022 annual meeting, we have engaged with holders of approximately 50% of outstanding shares of our common stock.



INFORMATION ABOUT THE ANNUAL MEETING

Q: When and where is the Annual Meeting?

A: The Annual Meeting of stockholders of Malibu Boats, Inc. will be held on Thursday, October 26, 2023 at 8:00 a.m. Eastern Time, at the offices of Pursuit Boats, 3901 St. Lucie Blvd., Fort Pierce, Florida 34946.

Q: What am I being asked to vote on at the Annual Meeting?

A: The items of business scheduled to be voted on at the Annual Meeting are:

- the election to the Board of the three (3) nominees named in this Proxy Statement – Ivar S. Chhina, Michael J. Connolly and Mark W. Lanigan – to serve until the 2026 annual meeting of stockholders and until their successors are duly elected and qualified (Proposal No. 1);

- the ratification of the appointment of KPMG LLP ("KPMG") as our independent registered public accounting firm for the fiscal year ending June 30, 2024 (Proposal No. 2); and

- the approval, on a non-binding advisory basis, of our named executive officer compensation (Proposal No. 3).

We will also consider any other business that properly comes before the Annual Meeting or any adjournments or postponements thereof. See "–How will voting on any other business be conducted?" below.

Q: How does the Board recommend I vote on these items?

A: The Board recommends that you vote your shares:

- **FOR** the election to the Board of each of the following three nominees: Ivar S. Chhina, Michael J. Connolly and Mark W. Lanigan (Proposal No. 1);

- **FOR** the ratification of the appointment of KPMG as our independent registered public accounting firm for the fiscal year ending June 30, 2024 (Proposal No. 2); and

- **FOR** the approval, on a non-binding advisory basis, of our named executive officer compensation (Proposal No. 3).

Q: How will voting on any other business be conducted?

A: Although the Board does not know of any business to be considered at the Annual Meeting other than the items described in this Proxy Statement, if any other business properly comes before the Annual Meeting, a stockholder's properly submitted proxy gives authority to the proxy holders to vote on those matters in their discretion.

Q: Who may vote at the Annual Meeting?

A: Only holders of record of our Class A common stock and Class B common stock at the close of business on the record date, September 8, 2023 (the "record date"), are entitled to notice of and to vote at the Annual Meeting.

Q: What is the difference between holding shares as a stockholder of record and in street name as a beneficial owner?

A: Our stockholders may hold their shares of our Class A common stock through a broker, bank or other nominee (that is, in "street name") rather than directly in their own name. Summarized below are some of the differences between shares held of record and those owned beneficially in street name.

- *Stockholder of Record.* If your shares of our Class A common stock and Class B common stock are registered directly in your name with the Company's transfer agent, American Stock Transfer & Trust Company, LLC, you are considered, with respect to those shares, the stockholder of record, and the proxy statement was sent directly to you by the Company. As the stockholder of record, you have the right to vote your shares of our Class A common stock and Class B common stock by attending the

Annual Meeting or to grant your proxy directly to certain officers of the Company to vote your shares at the Annual Meeting.

- *Beneficial Owner.* If your shares of our Class A common stock are held through a broker, bank or other nominee, you are considered the beneficial owner of shares held in street name, and the proxy statement was forwarded to you by your broker, bank or other nominee. As the beneficial owner, you have the right to direct your broker, bank or other nominee how to vote your shares on your behalf at the Annual Meeting, or you may contact your broker, bank or other nominee to obtain a "legal proxy" giving you the right to vote by attending the Annual Meeting.

Q: **What options are available to me to vote my shares?**

A: Whether you hold shares directly as the stockholder of record or through a bank, broker or other nominee (that is, in "street name"), your shares may be voted at the Annual Meeting by following any of the voting options available to you below:

You may vote via the Internet.

(1) If you received proxy materials by email, you may submit your proxy or voting instructions over the Internet by following the instructions included in the email; or

(2) If you received a printed set of the proxy materials by mail, including a paper copy of the proxy card (if you are a stockholder of record) or voting instruction form (if you hold your shares in street name), you may submit your proxy or voting instructions over the Internet by following the instructions on the proxy card or voting instruction form.

If you hold shares of Class A common stock and Class B common stock, you will receive two separate proxy cards or voting instruction forms with two separate control numbers, one each for Class A common stock and Class B common stock. You must follow the instructions on each separate proxy card or voting instruction form, one each for Class A common stock and Class B common stock, for all of your votes to be counted.

You may vote by mail.

If you received a printed set of the proxy materials, you can submit your proxy or voting instructions by completing and signing the separate proxy card or voting instruction form you received and mailing it in the accompanying prepaid and addressed envelope. If you hold shares of Class A common stock and Class B common stock, you will receive two separate proxy cards, one each for Class A common stock and Class B common stock. You must submit both cards, one each for Class A common stock and Class B common stock, for all of your votes to be counted. For instance, if you only submit the proxy card for your shares of Class A common stock, but not the proxy card for your shares of Class B common stock, we will not include your votes for your Class B common stock.

You may vote in person at the meeting.

Stockholders of record may vote in person at the Annual Meeting. If you are the beneficial owner of shares held in street name through a bank, broker or other nominee, you may not vote your shares at the Annual Meeting unless you obtain a "legal proxy" from the bank, broker or nominee that holds your shares giving you the right to vote the shares at the Annual Meeting. Written ballots will be provided to stockholders eligible to vote at the Annual Meeting.

Even if you plan to attend the Annual Meeting, we recommend that you submit your proxy or voting instructions in advance to authorize the voting of your shares at the Annual Meeting so that your vote will be counted if you later are unable to attend the Annual Meeting.

Q: **What is the deadline for voting my shares by proxy?**

A: If you are a stockholder of record, your proxy must be received by the Internet by 11:59 p.m. Eastern Time on October 25, 2023 in order for your shares to be voted at the Annual Meeting. However, if you are a stockholder of record and you received a copy of the proxy materials by mail, you may instead mark, sign, date and return the proxy card you received and return it in the accompanying prepaid and addressed envelope so that it is received by us before the Annual Meeting in order for your shares to be voted at the Annual Meeting. If you hold your shares in street name, please provide your voting instructions by the deadline specified by the bank, broker or other nominee who holds your shares.

Q: Once I have submitted my proxy, is it possible for me to change or revoke my proxy?

A: Yes. Any stockholder of record has the power to change or revoke a previously submitted proxy at any time before it is voted at the Annual Meeting by:

- submitting to our Secretary, before the voting at the Annual Meeting, a written notice of revocation bearing a later date than the proxy;

- properly submitting a proxy on a later date but prior to the deadlines specified in "–What is the deadline for voting my shares by proxy?" above (only the latest proxy submitted by a stockholder by Internet or mail will be counted); or

- attending the Annual Meeting and voting in person.

For shares held in street name, you may revoke any previous voting instructions by submitting new voting instructions to the bank, broker or nominee holding your shares by the deadline for voting specified in the voting instructions provided by your bank, broker or nominee. Alternatively, if your shares are held in street name and you have obtained a legal proxy from the bank, broker or nominee giving you the right to vote the shares at the Annual Meeting, you may revoke any previous voting instructions by attending the Annual Meeting and voting in person.

Attendance at the Annual Meeting will not by itself constitute a revocation of a proxy.

Q: How many shares are eligible to vote at the Annual Meeting?

A: If you are a holder of our Class A common stock, then you are entitled to one vote at our Annual Meeting for each share of our Class A common stock that you held as of the record date. If you are a holder of our Class B common stock, then you are entitled to the number of votes at our Annual Meeting that is equal to the number of membership units in Malibu Boats Holdings, LLC (the "LLC Units") held by you, regardless of the number of shares of Class B common stock held by you. All matters presented to our stockholders at the Annual Meeting will be voted on by the holders of our Class A common stock and Class B common stock voting together as a single class.

As of September 8, 2023, we had 20,538,771 shares of Class A common stock outstanding that will carry 20,538,771 votes and 12 shares of Class B common stock outstanding that will carry an aggregate of 455,919 votes (i.e., a number of votes that is equal to the aggregate number of outstanding LLC Units, other than LLC Units held by Malibu Boats, Inc.).

Q: How is a quorum determined?

A: A quorum refers to the number of shares that must be in attendance at an annual meeting of stockholders to lawfully conduct business. The representation, in person or by proxy, of holders entitled to cast a majority of all of the votes entitled to be cast at the Annual Meeting constitutes a quorum at the meeting. Your shares will be counted for purposes of determining whether a quorum exists for the Annual Meeting if you returned a signed and dated proxy card or voting instruction form, if you submitted a proxy or voting instructions by the Internet, or if you vote in person at the Annual Meeting, even if you abstain from voting on any of the proposals. In addition, if you are a street name holder, your shares may also be counted for purposes of determining whether a quorum exists for the Annual Meeting even if you do not submit voting instructions to your broker. See
"–What is required to approve each proposal at the Annual Meeting and what effect do votes withheld, abstentions and broker non-votes have?" below.

Q: How will my shares be voted if I do not give specific voting instructions in the proxy or voting instruction form I submit?

A: If you are a stockholder of record and you properly submit a proxy but do not indicate your specific voting instructions on one or more of the items listed above in the notice of meeting, your shares will be voted as recommended by the Board on those items. See "–How does the Board recommend I vote on these items?" above.

If you hold your shares through a brokerage account and you fail to provide voting instructions to your broker, your broker may generally vote your uninstructed shares of our common stock in its discretion on routine matters at a stockholder meeting. However, a broker cannot vote shares of our common stock held in street

name on non-routine matters unless the broker receives voting instructions from the stockholder. Generally, if a broker exercises this discretion on routine matters at a stockholder meeting, a stockholder's shares will be voted on the routine matter in the manner directed by the broker, but will constitute a "broker non-vote" on all of the non-routine matters to be presented at the stockholder meeting. Proposal 1 (election of directors), and Proposal 3 (approval, on an advisory basis, of the Company's named executive officer compensation) are considered non-routine matters, and Proposal 2 (ratification of KPMG as our independent registered public accounting firm) is considered a routine matter.

Consequently, if you hold your shares in street name through a brokerage account and do not submit voting instructions to your broker, your broker may exercise its discretion to vote your shares on Proposal 2, but will not be permitted to vote your shares on Proposal 1 and 3 or on any other business as may properly come before the Annual Meeting. If your broker exercises this discretion on Proposal 2, your shares will be counted as present for determining the presence of a quorum at the Annual Meeting and will be voted on Proposal 2 in the manner directed by your broker, but your shares will constitute broker non-votes on Proposal 1 and 3 at the Annual Meeting.

Q: **What vote is required to approve each proposal at the Annual Meeting and what effect do votes withheld, abstentions and broker non-votes have?**

A: *Election of Directors (Proposal No. 1).* Once a quorum has been established, the affirmative vote of a plurality of all the votes cast on the matter at the Annual Meeting in person or by proxy will be required for the election of each director nominee, meaning that the persons receiving the highest number of FOR votes, up to the total number of directors to be elected at the meeting, will be elected. Stockholders are not permitted to cumulate their shares for the purpose of electing directors. For purposes of Proposal No. 1 (election of directors), you may vote "FOR" any or all of the nominees or "WITHHOLD" your vote from any or all of the nominees. Shares voted WITHHOLD and broker non-votes will not be counted in determining the outcome of the director nominees' election.

Other Items (Proposals No. 2 and 3). Once a quorum has been established, pursuant to our Bylaws, approval of each of the other items to be submitted for a vote of stockholders at the Annual Meeting requires the affirmative vote of a majority of all of the votes cast on the item (excluding abstentions and broker non-votes) at the Annual Meeting. Notwithstanding this vote standard required by our Bylaws, Proposal No. 2 (ratification of the appointment of KPMG as our independent registered public accounting firm for the fiscal year ending June 30, 2024) and Proposal No. 3 (approval, on a non-binding advisory basis, of our named executive officer compensation) are advisory only and are not binding on us. The Board will consider the outcome of the vote on each of these items in considering what action, if any, should be taken in response to the vote by stockholders.

For purposes of Proposal No. 2 (ratification of the appointment of KPMG as our independent registered public accounting firm for the fiscal year ending June 30, 2024) and Proposal No. 3 (approval, on a non-binding advisory basis, of our named executive officer compensation), you may vote "FOR," "AGAINST" or "ABSTAIN."

Abstentions with respect to any proposal at the Annual Meeting will be counted as present and entitled to vote for purposes of determining the presence of a quorum, but will not be counted as a vote cast on the proposal and therefore will not be counted in determining the vote for the ratification of the appointment of KPMG or the approval of named executive officer compensation.

If you hold your shares in street name through a brokerage account and you do not submit voting instructions to your broker, your broker may generally vote your shares in its discretion on routine matters. However, a broker cannot vote shares held in street name on non-routine matters unless the broker receives voting instructions from the street name holder. The proposal to ratify the appointment of KPMG as our independent registered public accounting firm for the fiscal year ending June 30, 2024 (Proposal No. 2) is considered routine under applicable rules, while each of the other items to be submitted for a vote of stockholders at the Annual Meeting is considered non-routine. Accordingly, if you hold your shares in street name through a brokerage account and you do not submit voting instructions to your broker, your broker may exercise its discretion to vote your shares on Proposal No. 2, but will not be permitted to vote your shares on any of the other proposals at the Annual Meeting. If your broker exercises this discretion, your shares will be counted as present for the purpose of determining the presence of a quorum at the Annual Meeting and will be voted on

Proposal No. 2 in the manner directed by your broker, but your shares will constitute "broker non-votes" on Proposals No. 1 and 3 at the Annual Meeting. Broker non-votes will not be counted as a vote cast with respect to Proposals No. 1 and 3 and therefore will not be counted in determining the outcome of those items.

Q: Who will bear the costs of the solicitation of proxies?

A: The cost of preparing the Notice of Annual Meeting of Stockholders, this Proxy Statement, and the form of proxy, the cost of making such materials available on the Internet and the cost of soliciting proxies will be paid by Malibu Boats. We have retained D.F. King & Co., Inc., a third-party solicitation firm, to assist in the distribution of proxy materials and solicitation of proxies on our behalf for an estimated fee of $7,500 plus reimbursement of certain out-of-pocket expenses. In addition to solicitation by mail, certain officers, regular employees and directors of Malibu Boats, without receiving any additional compensation, may solicit proxies personally or by telephone. We will request brokerage houses, banks and other custodians or nominees holding stock in their names for others to forward proxy materials to their customers or principals who are the beneficial owners of shares of our Class A common stock and Class B common stock and will reimburse them for their expenses in doing so.

Q: Who counts the votes?

A: Votes at the Annual Meeting will be tabulated by a representative of American Stock Transfer & Trust Company, LLC, who will serve as the Inspector of Elections.

Q: Where can I find the voting results of the Annual Meeting?

A: We intend to announce preliminary voting results at the Annual Meeting and disclose final voting results in a Current Report on Form 8-K to be filed with the SEC within four business days following the Annual Meeting.

Q: What do I do if I receive more than one proxy or set of voting instructions?

A: If you received more than one proxy card or voting instruction form, your shares are likely registered in different names or with different addresses or are in more than one account. You must separately vote the shares shown on each proxy card or voting instruction form that you received in order for all of your shares to be voted at the Annual Meeting.

Q: If I share an address with another stockholder and received only one copy of the proxy materials, how do I obtain an additional copy?

A: We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, stockholders of record who have the same address and last name will receive only one copy of our proxy materials unless we receive contrary instructions from one or more of such stockholders. Upon oral or written request, we will deliver promptly a separate copy of the proxy materials to a stockholder at a shared address to which a single copy of proxy materials was delivered. If you are a stockholder of record at a shared address to which we delivered a single copy of the proxy materials and you desire to receive a separate copy of the proxy materials for the Annual Meeting or for our future meetings, or if you are a stockholder at a shared address to which we delivered multiple copies of the proxy materials and you desire to receive one copy in the future, please submit your request to American Stock Transfer, attention Proxy Department at 6201 15th Avenue, Brooklyn, New York, 11219, or at 1-800-937-5449. If you are a beneficial stockholder, please contact your bank, broker, trustee or other nominee directly if you have questions, require additional copies of the proxy materials, wish to receive multiple reports by revoking your consent to householding or wish to request single copies of the proxy materials in the future.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of shares of our Class A common stock and Class B common stock and of LLC Units of our subsidiary, Malibu Boats Holdings, LLC, as of September 8, 2023 by (1) each person known to us to beneficially own more than 5% of any class of the outstanding voting securities of Malibu Boats, Inc., (2) each of our directors and named executive officers and (3) all of our current directors and executive officers as a group.

The number of shares of our Class A common stock and of LLC Units outstanding and the percentage of beneficial ownership is based on 20,538,771 shares of our Class A common stock and 20,994,690 LLC Units outstanding as of September 8, 2023. Each holder of LLC Units holds one share of our Class B common stock. Each share of Class B common stock entitles the holder to one vote for each LLC Unit held by such holder. Accordingly, the holders of LLC Units collectively have a number of votes in Malibu Boats, Inc. that is equal to the aggregate number of LLC Units that they hold. Beneficial ownership reflected in the table below includes the total shares or units held by the individual and his or her affiliates. Beneficial ownership is determined in accordance with the rules of the SEC.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed. Unless otherwise noted below, the address of each person listed on the table is c/o Malibu Boats, Inc., 5075 Kimberly Way, Loudon, Tennessee 37774.

Name of Beneficial Owner	Class A Common Stock Beneficially Owned [1] Number	%	LLC Units Beneficially Owned [1] Number	%	Class B Common Stock Beneficially Owned Number	Combined Voting Power [2] %
5% Stockholders						
Macquarie Group Limited [3]	2,530,220	12.3	–	–	–	12.1
American Century Investment Management, Inc. [4]	1,532,488	7.5	–	–	–	7.3
BlackRock, Inc. [5]	1,506,860	7.3	–	–	–	7.2
The Vanguard Group [6]	1,238,536	6.0	–	–	–	5.9
Capital World Investors [7]	1,042,000	5.1	–	–	–	5.0
Malibu Boats, Inc. [8]	–	–	20,538,771	97.8	–	–
Directors and Named Executive Officers						
Jack D. Springer [9]	265,828	1.3	5,000	*	1	1.3
Ritchie L. Anderson [10]	82,381	*	2,412	*	1	*
David S. Black [11]	1,786	*	–	*	–	*
Wayne R. Wilson [12]	–	*	3,750	*	1	*
Michael K. Hooks [13]	51,848	*	12,500	*	1	*
James R. Buch [14]	28,185	*	–	–	–	*
Ivar S. Chhina [15]	28,185	*	–	–	–	*
Michael J. Connolly [16]	48,875	*	–	–	–	*
Mark W. Lanigan [17]	49,672	*	25,136	*	1	*
Joan M. Lewis [18]	7,832	*	–	–	–	*
Peter E. Murphy [19]	28,885	*	–	–	–	*
John E. Stokely [20]	28,185	*	–	–	–	*
Nancy M. Taylor [21]	1,130	*	–	–	–	*
Current Directors and Executive Officers as a group (12 persons) [22]	622,792	3.0	48,798	*	5	3.2

* Less than 1.0%

(1) Subject to the terms of the exchange agreement, the LLC Units are exchangeable for shares of our Class A common stock on a one-for-one basis. See "Certain Relationships and Related Party Transactions—Exchange Agreement." Beneficial ownership of LLC Units reflected in these tables has not been reflected as beneficial ownership of shares of our Class A common stock for which such units may be exchanged.

(2) Includes the voting power of each owner based on the voting power held through both the owners' Class A common stock and Class B common stock (which Class B common stock reflects each owner's holdings of LLC Units). Represents percentage of voting power of the Class A common stock and Class B common stock of Malibu Boats, Inc. voting together as a single class.

(3) Based on a Schedule 13G/A filed on February 14, 2023 by Macquarie Group Limited on behalf of itself and Macquarie Management Holdings Inc, Macquarie Investment Management Business Trust, and Delaware Small Cap Core Fund, a series of Delaware Group Equity Funds IV. According to the Schedule 13G/A, as of December 30, 2022, (i) Macquarie Investment Management Business Trust has sole voting and dispositive power over 1,454,433 shares, (ii) Macquarie Management Holdings Inc. is deemed to beneficially own 1,472,149 shares through its ownership of Macquarie Investment Management Business Trust, (iii) Delaware Small Cap Core Fund, a series of Delaware Group Equity Funds IV has sole voting and dispositive power over 1,058,071 shares, and (iv) Macquarie Group Limited is deemed to beneficially own 1,472,149 shares due to its ownership of the Macquarie Management Holdings Inc. and Macquarie Investment Management Business Trust. The address of Macquarie Group Limited is 50 Martin Place, Sydney, New South Wales, Australia. The address of Macquarie Management Holdings Inc. and Macquarie Investment Management Business Trust is 2005 Market Street, Philadelphia, Pennsylvania 19103. The address of Delaware Small Cap Core Fund, a series of Delaware Group Equity Funds IV is not provided in Schedule 13G/A.

(4) Based on a Schedule 13G filed on February 8, 2023 by American Century Investment Management, Inc. on behalf of itself, Stowers Institute for Medical Research and American Century Companies, Inc. According to the Schedule 13G, as of

December 31, 2022, each of American Century Investment Management, Inc., American Century Companies, Inc. and Stowers Institute for Medical Research, has sole voting power over 1,506,812 shares and sole dispositive power over 1,532,488 shares. American Century Investment Management, Inc. serves as investment adviser to various persons, including the investment companies and separate institutional accounts that hold the shares. American Century Investment Management, Inc. is a wholly-owned subsidiary of American Century Companies, Inc. American Century Companies, Inc. is controlled by the Stowers Institute for Medical Research. The address for American Century Investment Management, Inc., American Century Companies, Inc. and Stowers Institute for Medical Research is 4500 Main Street, Kansas City, Missouri 64111.

(5)   Based on a Schedule 13G/A filed on January 31, 2023 by BlackRock, Inc. ("BlackRock"). According to the Schedule 13G/A, as of December 31, 2022, BlackRock has sole voting power over 1,462,003 shares and sole dispositive power over 1,506,860 shares. The address of BlackRock is 55 East 52nd Street, New York, New York 10055.

(6)   Based on a Schedule 13G/A filed on February 9, 2023 by The Vanguard Group ("Vanguard"). According to the Schedule 13G/A, as of December 30, 2022, Vanguard has shared voting power over 38,926 shares, sole dispositive power over 1,182,495 shares and shared dispositive power over 56,041 shares. The address of Vanguard is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(7)   Based on a Schedule 13G filed on February 14, 2023 by Capital World Investors ("CWI"). According to the 13G, CWI is a division of Capital Research and Management Company ("CRMC"), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CRMC, the "investment management entities"). CWI's divisions of each of the investment management entities collectively provide investment management services under the name "Capital World Investors." According to the Schedule 13G, as of December 30, 2022, CWI has sole voting power over 1,042,000 shares and sole dispositive power over 1,042,000 shares. The address of CWI is 333 South Hope Street, 55th Floor, Los Angeles, California 90071.

(8)   Represents the number of LLC Units held by Malibu Boats, Inc. Malibu Boats, Inc. does not hold any Class B common stock.

(9)   Includes (i) 76,971 shares of Class A common stock held directly by Mr. Springer, (ii) 3,680 shares of restricted stock vesting on November 6, 2023, (iii) 6,489 shares of restricted stock vesting in two substantially equal annual installments beginning on November 6, 2023, (iv) 11,111 shares of restricted stock vesting in three substantially equal annual installments beginning on November 6, 2023, (v) 22,200 shares of restricted stock vesting in four substantially equal annual installments beginning on November 6, 2023, and (vi) 131,238 shares of restricted stock that vest subject to achievement of certain performance targets, assuming the maximum performance level is reached. Includes 14,139 shares of Class A common stock and 5,000 LLC Units held directly by a limited liability company. Mr. Springer and his wife each own a 50% membership interest in, and Mr. Springer is the managing member of, the limited liability company.

(10)   Includes (i) 24,515 shares of Class A common stock held directly by Mr. Anderson, (ii) 1,709 shares of restricted stock vesting on November 6, 2023, (iii) 2,884 shares of restricted stock vesting in two substantially equal annual installments beginning on November 6, 2023, (iv) 3,232 shares of restricted stock vesting in three substantially equal annual installments beginning on November 6, 2023, (v) 6,507 shares of restricted stock vesting in four substantially equal annual installments beginning on November 6, 2023, and (vi) 43,534 shares of restricted stock that vest subject to the achievement of certain performance targets, assuming the maximum performance level is reached. Includes 2,412 LLC Units held directly by Mr. Anderson.

(11)   Includes (i) 155 shares of Class A common stock held directly by Mr. Black, (ii) 213 shares of restricted stock vesting on November 6, 2023, (iii) 392 shares of restricted stock vesting in two substantially equal annual installments beginning on November 6, 2023, (iv) 309 shares of restricted stock vesting in four substantially equal semi-annual installments beginning on November 6, 2023, and (v) 717 shares of restricted stock vesting in five substantially equal semi-annual installments beginning on November 6, 2023.

(12)   Includes 3,750 LLC Units held directly by Mr. Wilson. As reported on the Current Report on Form 8-K on April 20, 2023, effective April 19, 2023, Mr. Wilson resigned as Chief Financial Officer and Secretary. As such, all equity beneficially owned by Mr. Wilson is not included in the total of shares beneficially owned by current officers and directors as a group.

(13)   Includes 51,848 stock units that are fully vested and payable on a deferred basis and 12,500 LLC Units held directly by Mr. Hooks.

(14)   Includes 28,185 stock units that are fully vested and payable on a deferred basis.

(15)   Includes 28,185 stock units that are fully vested and payable on a deferred basis.

(16)   Includes 48,875 stock units that are fully vested and payable on a deferred basis.

(17)   Includes 49,672 stock units that are fully vested and payable on a deferred basis and 25,136 LLC Units held directly by Mr. Lanigan.

(18)   Includes 7,832 shares of Class A common stock held directly by Ms. Lewis.

(19)   Includes 700 shares of Class A common stock and 28,185 stock units that are fully vested and payable on a deferred basis held directly by Mr. Murphy.

(20)   Includes 28,185 stock units that are fully vested and payable on a deferred basis.

(21)   Includes 1,130 stock units that are fully vested and payable on a deferred basis.

(22)   Includes 57,812 shares of restricted stock with time-based vesting requirements, 1,631 unvested restricted stock units with time-based vesting requirements and 174,772 shares of restricted stock that vest subject to the achievement of certain performance targets. Also includes (i) 110,173 shares of Class A common stock and (ii) 264,265 vested stock units. Includes 48,798 LLC Units. Also includes 14,139 shares of Class A common stock and 5,000 LLC Units held directly by a limited liability company of which Mr. Springer and his wife each own a 50% membership interest in, and Mr. Springer is the managing member of, the limited liability company. For clarity, these totals exclude all shares of common stock and shares subject to options held by Mr. Wilson as described in Footnote 12.



BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS OF MALIBU BOATS, INC.

The Board is divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are currently divided among the three classes as follows:

Class I

The Class I directors are Messrs. Chhina, Connolly and Lanigan, and their terms will expire at the Annual Meeting;

Class II

The Class II directors are Mr. Buch, Ms. Lewis and Mr. Murphy, and their terms will expire at the annual meeting of stockholders to be held in 2024; and

Class III

The Class III directors are Ms. Taylor and Messrs. Hooks, Springer, and Stokely, and their terms will expire at the annual meeting of stockholders to be held in 2025.

The following sets forth certain information about our directors as of September 8, 2023:

Name	Age	Principal Position
Jack D. Springer	62	Chief Executive Officer and Director
Michael K. Hooks	61	Chairman of the Board and Director
James R. Buch	69	Director
Ivar S. Chhina	60	Director
Michael J. Connolly	57	Director
Mark W. Lanigan	63	Director
Joan M. Lewis	57	Director
Peter E. Murphy	60	Director
John E. Stokely	70	Director
Nancy M. Taylor	63	Director

Jack D. Springer
Chief Executive Officer and Director

Mr. Springer was our interim Chief Executive Officer beginning in May 2009 and became our Chief Executive Officer in February 2010. He has been a member of the Board since our IPO in February 2014. Mr. Springer was a director of the LLC from May 2009 until our recapitalization in connection with the IPO in February 2014. From June 2003 to February 2010, Mr. Springer was a partner and managing director with Qorval, LLC, a private consultancy that provides strategic leadership and executive management across various industries. As a result of his role with Qorval, Mr. Springer has served as Chief Executive Officer at Diamondback Tactical LLP, a manufacturer of tactical armor systems for federal, state and local law enforcement agencies and defense contractors, as Chief Restructuring Officer of American Plastics, Inc., a thermoform plastics manufacturer for the restaurant and hospitality industry and as interim Chief Executive Officer of Allen White Inc., a furniture manufacturer and wholesaler. While at Qorval, Mr. Springer was also Chief Integration Officer at Nautic Global Group from 2004 to 2007, during which time he was responsible for the integration of two boat manufacturers. Mr. Springer received a B.A. in Accountancy from the University of Texas of the Permian Basin. **Based on his perspective and experience as our Chief Executive Officer, as well as his depth of experience in the boat manufacturing industry and as a chief executive, we believe that Mr. Springer is qualified to serve on the Board.**

Michael K. Hooks
Chairman of the Board and Director

Mr. Hooks has been a member of the Board since our IPO in February 2014. Mr. Hooks was a director of the LLC from May 2009 until our recapitalization in connection with the IPO in February 2014. He is a co-founder and has been managing partner of Westhook Capital LLC since 2017, and he is a co-founder and has been a managing director of Black Canyon Capital LLC since 2004. Previously, Mr. Hooks was a co-head of the Los Angeles office of Credit Suisse First Boston and a managing director in the Los Angeles office of Donaldson, Lufkin & Jenrette. He previously served on the boards of directors of JDC Healthcare Management, Saunders & Associates, TASI Holdings, Virgin America, Logan's Roadhouse and Switchcraft, as well as the Supervisory Board of Pfeiffer Vacuum Technology, at the time a public company listed on the New York Stock Exchange. Mr. Hooks received a degree in Economics from Princeton University and an M.B.A. with distinction from the Wharton School of Business. **Based on his extensive experience as an investment banker advising companies on their financing and strategic alternatives, his experience as a private equity manager working with companies and their management teams to grow and improve their businesses, and his deep knowledge of the Company given his initial tenure as a board member of the LLC, we believe Mr. Hooks is qualified to serve on the Board.**

James R. Buch
Director

Mr. Buch became a member of the Board in 2014 in connection with the IPO. Now retired, he held the position of chief executive officer of UMA Enterprises, Inc., which is a private company and one of the largest distributors of home décor products in North America, from May 2017 through September 2019. From 2012 to 2016, he served as president and chief executive officer of Lynx Grills, a manufacturer of grills and outdoor kitchen products for residential consumers. In 2011 and 2012, Mr. Buch was interim president and chief executive officer of Sunbrite TV, a manufacturer of high-definition televisions, and he was a consultant and operating advisor to various private equity and investment firms from 2008 to 2010, assisting businesses on multiple fronts, including growth strategies, restructuring and business model assessment. Mr. Buch has also served and continues to serve on board and advisory councils for a number of private and nonprofit organizations. He received a bachelor's degree and an M.B.A. from California State University-Fullerton. **Based on his extensive leadership and advisory experience with manufacturers of consumer products, we believe Mr. Buch is qualified to serve on the Board.**

Ivar S. Chhina
Director

Mr. Chhina became a member of the Board in 2014 in connection with the IPO. Now retired, from 2009 to 2011, he served as the chief financial officer and executive vice president for Recreational Equipment, Inc. (REI), a national retailer of outdoor recreational equipment and apparel, and previously served on REI's board from 2006 to 2009, where he was chair of its audit and finance committee as well as board vice chair. From 2001 to 2007, Mr. Chhina was chairman and chief executive officer, and previously chief operating officer and chief restructuring officer of Interdent, Inc., a health care management services company. From 1991 to 2001, Mr. Chhina held senior executive, finance and operational roles with several portfolio companies of Mehta & Company, a private equity firm for which he was an operating partner and is currently a venture partner. Mr. Chhina also currently serves on the boards of directors of Sage Dental Management LLC (audit committee chair), Walker Edison Holdco LLC (independent director, audit committee chair) and Lone Peak Holdings LLC (audit committee chair), and as a board observer for Evology LLC (dba Aptive Environmental), all of which are private companies; and as an independent board director and audit committee chair for Agribank, FCB, a wholesale bank for the U.S. Farm Credit System. Previously, he held executive positions and/or board directorships with several companies, including as interim chief executive officer, and later as a director/advisor to the managing member of JDC Management LLC, on the board of directors of PPV Holding Company LLC, Troy Lee Designs Inc., Stat Health Holding LLC, DDP DMO Superholdings LLC, and Dimensional Dental Management LLC. He has also served on and chaired boards and committees of charitable and educational entities, including as a board director and member of the audit and finance committee of the Pacific Science Center, as a director and chair of the finance committee of the Washington chapter of The Nature Conservancy, and as a director, board chair and finance chair of Fort Mason Center. Mr. Chhina received an M.A. in international policy studies from the Middlebury College Monterey Institute and a dual B.A. in economics and political science from the University of Nevada Reno. **We believe Mr. Chhina is qualified to serve on the Board based on his financial expertise, knowledge of the recreational products industry and extensive experience advising, operating and directing businesses across multiple industries.**

Michael J. Connolly
Director

Mr. Connolly became a member of the Board in 2014 in connection with the IPO. He has been the chief executive officer of Fourth Street Capital, Inc., which manages a portfolio of retail, flex-industrial, warehouse and multifamily real estate holdings, since October 2021. He has been a founding partner of Breakaway Capital Management, LLC, a private investment fund manager which provided debt and structured equity capital to lower middle market companies, since 2015. In addition, Mr. Connolly is chief executive officer and sole director of Motorini, Inc., which operates a motorcycle dealership and service provider. From 2007 to 2013, he was a partner with Leonard Green & Partners, LP., a private equity firm. Previously, Mr. Connolly was an investment banker at UBS Securities, LLC, where he served as managing director and co-head of UBS's Los Angeles investment banking office, and a senior vice president at Donaldson, Lufkin & Jenrette. From 2010 through May 2017, he was on the board of Cascade Bancorp (Nasdaq: CACB), where he was the chairman of the board loan committee and member of the compensation and audit committees. From 2011 through 2016, he was on the board of FP Holdings, LP, a private company and the parent company of the Palms Casino Resort. He is a member of the emeritus board of the Los Angeles Regional Food Bank. He received a bachelor's degree from the University of California-Berkeley. **Based on his extensive experience as an investment banker advising companies on their strategic alternatives and his experience as a private equity manager working with companies and their management teams to grow and improve their businesses, we believe Mr. Connolly is qualified to serve on the Board.**

Mark W. Lanigan
Director

Mr. Lanigan has been a member of the Board since our IPO in February 2014. Mr. Lanigan was a director of the LLC from May 2009 until our recapitalization in connection with the IPO in February 2014. He was a co-founder and has been a managing director of Black Canyon Capital LLC since 2004. Mr. Lanigan has also been a consultant with Tailwind Capital, a private equity firm, since 2015. Mr. Lanigan was formerly a co-head of the Los Angeles office and a member of the Investment Banking Executive Board of Credit Suisse First Boston and head of the Los Angeles office of Donaldson, Lufkin & Jenrette. He also serves on the boards of directors of LRW Holdings, LLC and Lone Peak Holdings, LLC, which are both private companies, and he previously served on the boards of directors of Benevis Holdings, LLC, JDC Healthcare Management, Virgin America, Archway Marketing Services, TASI Holdings, Inc. and Saunders & Associates. Mr. Lanigan graduated summa cum laude, Phi Beta Kappa with a degree in Economics from Colgate University and received a J.D. degree from Harvard Law School and an M.B.A. from Harvard Business School. **We believe Mr. Lanigan is qualified to serve on the Board based on his extensive experience as an investment banker advising companies on their financing and strategic alternatives, his experience as a private equity manager working with companies and their management teams to grow and improve their businesses, and his deep knowledge of the Company given his initial tenure as a board member of the LLC.**

Joan M. Lewis

Director

Ms. Lewis became a member of the Board in July 2019. Ms. Lewis has served on the boards of several private and public companies and is an independent consultant to product/service companies and fast-growing technology start-ups. Previously, she was Global Officer and Senior Vice President, Consumer & Market Knowledge of The Procter & Gamble Company, a consumer-packaged goods company, from 2008 through December 2014. Prior to that, she held a number of other leadership positions with Procter & Gamble Consumer & Market Knowledge, including Vice President, Global Operations and Director, North America. Ms. Lewis previously served as Board Chair of comScore, Inc. in 2016 and as a member of the Audit Committee and Chair of the Technology and Innovation Committee of comScore, Inc. from 2015 to 2016. Ms. Lewis has also previously served on the Singapore Industry Advisory Board for Consumer Insights, the Advertising Research Foundation Board of Directors, and the Business Advisory Council for the Farmer School of Business at Miami University. She holds a B.S. from Miami University. **We believe Ms. Lewis is qualified to serve on the Board based on her experience working as a consultant to product/service companies, her background in consumer and market knowledge, her history as an executive at a global company and her prior service as a director of a public company.**

Peter E. Murphy

Director

Mr. Murphy became a member of the Board in February 2014 in connection with the IPO. He is the founder and chief executive officer of Wentworth Capital Management, a private investment and venture capital firm focused on media, technology and branded consumer businesses. From 2009 to 2011, he served as president of strategy & development of Caesars Entertainment, where he was responsible for corporate strategy and growth, mergers and acquisitions, corporate development and real estate development around the world. From 2007 to 2008, Mr. Murphy served as an operating partner at Apollo Global Management and, prior to that, he spent 18 years in senior executive roles with The Walt Disney Company, including chief strategic officer of Disney and chief financial officer of ABC, Inc. Until 2019, Mr. Murphy served as a board member and chairman of the audit committee of Tribune Media (NYSE: TRCO), and was a board advisor to DECA TV. He has previously served as chairman of the board of Revel Entertainment and on the boards of The Stars Group, Inc., Dial Global and Fisher Communications. Mr. Murphy received an M.B.A. from the Wharton School of Business and a bachelor's degree, magna cum laude and Phi Beta Kappa, from Dartmouth College. **We believe Mr. Murphy is qualified to serve on the Board because of his long history as an executive and director of national and international companies and experience facilitating international growth and strategy.**

John E. Stokely
Director

Mr. Stokely became a member of the Board in February 2014 in connection with the IPO. He has been the lead independent director of Pool Corporation (Nasdaq: POOL) since 2000 and has been its chairman of the board since May 2017. In addition, Mr. Stokely was president, chief executive officer and chair of the board of Richfood Holdings, Inc., a food retailer and wholesale grocery distributor, and he served as president of JES, Inc., an investment and consulting firm. Previously, he also served on the boards and committees of a number of other publicly traded companies, including ACI Worldwide, Inc., AMF Bowling, Imperial Sugar Company (which was previously a publicly traded company), O'Charley's Inc., Performance Food Group and Nash-Finch Company. Mr. Stokely received a bachelor's degree from the University of Tennessee. **We believe Mr. Stokely is qualified to serve on the Board because of his extensive experience as a director of publicly-traded companies engaged in a variety of industries, strategic insights, distribution experience and senior leadership experience.**

Nancy M. Taylor
Director

Ms. Taylor became a member of our Board of Directors in April 2023. She previously served as the President and Chief Executive Officer of Tredegar Corporation, a global manufacturing company, from 2010 until 2015 and was a member of Tredegar's board of directors from early 2010 until June 2015. During her 24-year career with Tredegar, Ms. Taylor held a variety of leadership positions, including President of Tredegar Film Products, Senior Vice President, Strategy, and General Counsel. Ms. Taylor is currently a director of the following public companies: LL Flooring Holdings, Inc. (NYSE: LL), where she has served as chair of the board since November 2015, and TopBuild Corp. (Nasdaq: BLD), where she has served as chair of the governance committee since May 2019. Ms. Taylor is also a member of the nominating and corporate governance committee and the compliance and regulatory affairs committee of LL Flooring Holdings, Inc. and a member of the audit committee and compensation committee of TopBuild Corp. Ms. Taylor was a member of the board of directors of Verso Corporation from November 2019 through March 2022, where she served as chair of the audit committee and as a member of the compensation committee and the corporate governance and nominating committee. Ms. Taylor also serves on the board of the Boys & Girls Club of Metro Richmond (Virginia). Ms. Taylor holds a bachelor's degree in Political Science from the College of the Holy Cross and a J.D. degree from The Catholic University of America, Columbus School of Law. **We believe Ms. Taylor is qualified to serve on the Board based on her many years of experience in senior management in both operational and commercial leadership roles, including serving as chief executive officer of a publicly-traded global manufacturer, her strong knowledge of corporate governance and her experience as a director of various public companies.**

BOARD DIVERSITY MATRIX (As of September 8, 2023)

The Board Diversity Matrix, below, provides the diversity statistics for the Board.

Total Number of Directors		**10**	
Part I: Gender Identity	**Female**	**Male**	**Did Not Disclose Gender**
Directors	2	7	1
Part II: Demographic Background			
Asian	–	1	–
White	2	7	–
Two or More Races or Ethnicities	–	1	–
Did Not Disclose Demographic Background		2	



EXECUTIVE OFFICERS OF MALIBU BOATS, INC.

The following sets forth certain information about our executive officers as of September 8, 2023:

Name	Age	Principal Position
Jack D. Springer	62	Chief Executive Officer and Director
Ritchie L. Anderson	58	Chief Operating Officer
David S. Black	40	Interim Chief Financial Officer and Corporate Controller

Please see "–Directors of Malibu Boats, Inc." above for the biographical information for Jack D. Springer. The biographical information for our other executive officers is set forth below.

Ritchie L. Anderson
Chief Operating Officer

Mr. Anderson has served as our Chief Operating Officer since September 2013 and joined the Company in July 2011 as our Vice President of Operations. Prior to joining Malibu Boats, Mr. Anderson was Vice President of Operations at MasterCraft Boat Company, where he spent 28 years in production management. While at MasterCraft, he held various roles in operations that included management responsibility for manufacturing, supply chain, quality, customer service, environmental and safety. Mr. Anderson has over 30 years of experience in the boat manufacturing industry.

David S. Black
Interim Chief Financial Officer

Mr. Black has served as our interim Chief Financial Officer since April 2023, and has served as our Corporate Controller since November 2020. From 2017 to November 2020, he was our Director of Internal Audit. Mr. Black has over sixteen years of experience in accounting and finance across both public and private companies. He received a B.A. in Finance from Fairmont State University and is a Certified Public Accountant (CPA) and Certified Internal Auditor (CIA).

There are no family relationships between or among any of our executive officers or directors.

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC reports of ownership and reports of changes in ownership of our equity securities. To our knowledge, based solely on our review of reports filed electronically with the SEC during the fiscal year ended June 30, 2023, including any amendments thereto, and written responses to annual directors' and officers' questionnaires that no other reports were required, all Section 16(a) reports required to be filed during the fiscal year ended June 30, 2023 were timely filed.

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE PRINCIPLES

The Board has adopted Corporate Governance Principles, which provide the framework for the governance of our company and represent the Board's current views with respect to selected corporate governance issues considered to be of significance to our stockholders. The Corporate Governance Principles direct the Board's actions with respect to, among other things, the Board composition and director qualifications, composition of the Board's standing committees, stockholder communications with the Board, succession planning and the Board's annual performance evaluation. A current copy of the Corporate Governance Principles can be accessed on the Corporate Governance section of our website at *malibuboatsinc.com/governance*.

DIRECTOR INDEPENDENCE

Under the listing requirements and rules of Nasdaq, independent directors must compose a majority of the Board. Audit Committee members must satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. Applicable Nasdaq rules also require that each member of our Compensation Committee must be independent within the meaning of applicable Nasdaq rules. Applicable Nasdaq rules also require that director nominees must be selected, or recommended for selection by the Board, either by (1) a nominating committee comprised solely of independent directors or (2) independent directors constituting a majority of our independent directors in a vote in which only independent directors participate.



Director Independence

10%

90%

■ Independent
■ Non-independent

The Board has reviewed the independence of our directors, based on the corporate governance standards of Nasdaq. Based on this review, the Board determined that each of Messrs. Buch, Chhina, Connolly, Hooks, Lanigan, Murphy and Stokely and each of Mses. Lewis and Taylor is an "independent director" under the applicable Nasdaq rules (the "Independent Directors"). In making this determination, the Board considered the relationships that each of these non-employee directors has with the Company and all other facts and circumstances the Board deemed relevant in determining their independence, including the beneficial ownership of our capital stock held by each non-employee director. Mr. Springer, due to his employment as our Chief Executive Officer, does not qualify as independent. As required under applicable Nasdaq rules, our Independent Directors meet in regularly scheduled executive sessions at which only Independent Directors are present.

BOARD COMMITTEES

The Board has three standing committees – the Audit Committee, the Compensation Committee and the Nominating and Governance Committee – each of which operates under a written charter adopted by the Board, which can be accessed on the Corporate Governance section on our website at malibuboatsinc.com/governance. The Board may establish additional committees from time to time, in accordance with our Bylaws.

The following table summarizes the composition of the standing committees of the Board as of the date of this Proxy Statement and the responsibilities of each committee is described below. The composition of each committee may change from time to time.

Director	Independent	Audit Committee	Compensation Committee	Nominating and Governance Committee
James R. Buch	✓	✓		✓
Ivar S. Chhina	✓	🧑‍ (chair)		✓
Michael J. Connolly	✓		✓	🧑‍ (chair)
Michael K. Hooks	✓			✓
Mark W. Lanigan	✓		🧑‍ (chair)	✓
Joan M. Lewis	✓		✓	✓
Peter E. Murphy	✓		✓	✓
John E. Stokely	✓	✓		✓
Nancy M. Taylor	✓	✓		✓

🧑 The indicated person serves as the chairperson of the committee.

AUDIT COMMITTEE

Members

Ivar S. Chhina (Chair)
James R. Buch
John E. Stokely
Nancy M. Taylor

Meetings

5

Our Audit Committee oversees our corporate accounting and financial reporting process. The Board has determined that each member of the Audit Committee is an "independent director" under the Nasdaq rules. In addition, each member of the Audit Committee is also "independent" under Rule 10A-3 of the Exchange Act, and satisfies the additional financial literacy requirements of the Nasdaq rules. The Board has designated one member of the Audit Committee, Mr. Chhina as an "audit committee financial expert" as defined by SEC rules. Among other matters, the Audit Committee:

- oversees the selection and appointment, compensation, retention and oversight of the work of any independent auditors;

- evaluates, together with the Board and management, the performance of the independent auditors;

- reviews the Company's audited financial statements and quarterly financial results, including the related disclosures and discuss them with management and the independent auditors;

- reviews the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

- reviews any significant changes to the Company's accounting principles and practices;

- reviews and discusses with management risks related data privacy, technology and information security, including cybersecurity, and back-up of information systems and the steps the Company has taken to monitor and control such exposures;

- reviews and approves related party transactions; and

- at least annually reviews and evaluates the committee's performance and reports the same to the Board and assess the adequacy of the Audit Committee charter.

The Audit Committee operates under a written charter adopted by the Board that satisfies the applicable standards of Nasdaq.

COMPENSATION COMMITTEE

Members

Mark W. Lanigan (Chair)
Michael J. Connolly
Joan M. Lewis
Peter E. Murphy

Meetings

3

The Board has determined that each member of the Compensation Committee is an "independent director" under the Nasdaq rules. In making the determination regarding the independence of each member of the Compensation Committee, the Board considered whether the director has a relationship with the Company that is material to the director's ability to be independent from management in connection with the duties of a member of the Compensation Committee. Our Compensation Committee reviews and approves the compensation of our Chief Executive Officer and other executive officers, including salaries, bonuses, perquisites and awards of equity-based compensation, approves all employment, severance and similar agreements for executive officers, makes recommendations to the Board with respect to our stock-based benefit plans, administers our stock-based benefit plans and makes recommendations to the Board concerning the compensation of directors. The Compensation Committee also reviews and approves corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and either approves or makes recommendations to the independent members of the Board regarding compensation of these officers based on such evaluations. The Compensation Committee reviews and evaluates, at least annually, the performance of the Compensation Committee. The Compensation Committee operates under a written charter adopted by the Board that satisfies the applicable standards of Nasdaq.

Our Compensation Committee (or the independent members of the Board based on the recommendation of the Compensation Committee) is responsible for making the final decisions on compensation for our Chief Executive Officer and other executive officers. However, the Compensation Committee takes into account recommendations of our Chief Executive Officer in determining the compensation (including stock awards) of executive officers other than the Chief Executive Officer. Otherwise, our executive officers do not have any role in determining the form or amount of compensation paid to our executive officers. In addition, the Compensation Committee retains the power to appoint and delegate matters to a subcommittee comprised of at least one member of the Compensation Committee, and may also delegate the authority to make compensation decisions (including the ability to grant stock awards) with respect to non-executive employees of the Company to the Chief Executive Officer. The Compensation Committee does not currently intend to delegate any of its responsibilities to a subcommittee or the Chief Executive Officer.

Pursuant to its charter, the Compensation Committee is authorized to retain compensation consultants to assist in the evaluation of compensation for our executive officers and other employees. As further described under "Executive Compensation – Compensation Discussion and Analysis" below, during fiscal year 2023, the Compensation Committee retained Exequity LLP ("Exequity") as its independent compensation consultant to assist the Compensation Committee with the design and structure of our executive compensation programs and the amounts payable thereunder. During fiscal year 2023, the Compensation Committee engaged Exequity to help the Compensation Committee review a representative group of peer companies, and also to perform an independent review of our executive compensation programs to provide a competitive reference on pay levels for our executives relative to our peer group of companies. This independent review by Exequity was considered by the Compensation Committee when establishing the amounts of compensation paid to our executive officers during fiscal year 2023. The Compensation Committee is directly responsible for the appointment, compensation and oversight of Exequity's work, and pursuant to SEC rules, does not believe Exequity's work has raised any conflict of interest. Exequity reports only to the Compensation Committee and does not perform services for us, except for executive and director compensation-related services on behalf of, and as instructed by, the Compensation Committee. All compensation decisions were made solely by the Compensation Committee.

NOMINATING AND GOVERNANCE COMMITTEE

Members

Michael J. Connolly (Chair)
James R. Buch
Ivar S. Chhina
Michael K. Hooks
Mark W. Lanigan
Joan M. Lewis
Peter E. Murphy
John E. Stokely
Nancy M. Taylor

Meetings

4

The Board has determined that each member of the Nominating and Governance Committee is an "independent director" under the Nasdaq rules. Among other matters, the Nominating and Governance Committee:

- reviews and recommends to the Board the experience, qualifications, attributes, skills or other criteria desired for directors and director candidates;

- identifies and evaluates individuals to be members of the Board;

- makes recommendations to the Board regarding the nominees for director to be submitted to a stockholder vote at the Company's annual meeting of stockholders and to fill any vacancy on the Board occurring between annual meetings of stockholders;

- reviews the Board's committee structure and make recommendations to the Board concerning the qualifications, appointment and removal of members of Board committees and the appointment of the chair of each committee;

- oversees the evaluation of the Board and its committees; and

- reviews developments in corporate governance matters, including ESG matters, and develops appropriate recommendations for the Board.

The Nominating and Governance Committee operates under a written charter adopted by the Board that satisfies the applicable standards of Nasdaq.

MEETINGS AND ATTENDANCE

During the fiscal year ended June 30, 2023, there were seven meetings of the Board, five meetings of the Audit Committee, three meetings of the Compensation Committee and three meetings of the Nominating and Governance Committee. Each of our directors who served on the Board during the fiscal year ended June 30, 2023 attended at least 75% of the aggregate meetings of the Board and the committees of the Board on which the director served during fiscal year 2023. In addition, the Independent Directors meet regularly in executive session without the presence of management.

The Board expects each director to attend the annual meeting of stockholders. All directors attended our annual meeting of stockholders during the fiscal year ended June 30, 2023.

ANNUAL BOARD EVALUATION

Pursuant to our Corporate Governance Principles, the Nominating and Governance Committee shall lead an annual evaluation of the Board, and each committee shall lead an annual self-evaluation. The evaluations are designed to assess whether the Board and its committees function effectively and make valuable contributions and to identify opportunities for improving its operations and procedures. The effectiveness of individual directors is considered each year when the relevant directors stand for re-nomination.

In fiscal year 2023, the Board completed an evaluation process focusing on the experience, qualifications, attributes and skills of each individual director, the effectiveness of the performance of the Board as a whole and each of the Board's committees.

BOARD LEADERSHIP STRUCTURE

The Board does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of the Board as the Board believes it is in the best interests of the Company to make that determination based on the position and direction of the Company and the membership of the Board. The Board has determined that having a non-employee director serve as Chairman is in the best interests of the stockholders of Malibu Boats, Inc. at this time. This structure permits the Chief Executive Officer to focus on the management of the Company's day-to-day operations. The Company also believes that having a non-employee director serve as Chairman of the Board ensures a greater role for the non-employee directors in the oversight of the Company and active participation of the non-employee directors in setting agendas and establishing Board priorities and procedures.

RISK OVERSIGHT

The Board believes that effective risk management involves our entire corporate governance framework. Both management and the Board have key responsibilities in managing risk throughout the Company, as shown below. Oversight of risks inherent in their respective areas of oversight are delegated to the various Board committees. At each regular meeting of the Board, the chairperson of each committee reports to the full Board regarding the matters reported and discussed at any committee meetings, including any matters relating to risk assessment or risk management. Our Chief Executive Officer, Interim Chief Financial Officer and outside legal counsel regularly attend meetings of these committees when they are not in executive session, and often report on matters that may not be otherwise addressed at these meetings. In addition, our directors are encouraged to communicate directly with members of management regarding matters of interest, including matters related to risk, at times when meetings are not being held. The Board believes that the processes it has established for overseeing risk would be effective under a variety of leadership frameworks and therefore do not materially affect its choice of leadership structure as described under "Board Leadership Structure" above.

OVERSIGHT OF ESG MATTERS

The Board oversees ESG matters directly and through its committees. The Board as a whole exercises oversight of human capital matters, including matters related to labor supply and employee development. The Nominating and Governance Committee has oversight of ESG matters generally, and receives reports regularly from the management on the Company's practices, policies, procedures, strategies, and initiatives relating to key ESG issues. The Audit Committee oversees data privacy and cybersecurity matters. The Company has also established a Management ESG Committee, which includes representatives from our legal, finance, operations, and human resources team. This committee oversees the company's ESG initiatives, practices, and disclosures, including with respect to climate-related matters, and reports to the Company's senior management and the Nominating and Governance Committee.

We provide more information on our ESG initiatives and accomplishments in our "Proxy Summary—Corporate Governance Highlights and –Corporate Responsibility" sections above.

BOARD RESPONSIBILITIES

- Overall oversight concerning the assessment and management of risk related to our business
- Decision-making for fundamental financial and business strategies and major corporate activities, including material acquisitions and financings
- Oversight of management and Board committees
- Receives regular reports from Board committees on specific risk oversight responsibilities
- Receives regular reports from management regarding business operations and strategic planning, financing planning and budgeting and regulatory matters

AUDIT COMMITTEE

- Oversight of accounting and financial reporting processes and audits of financial statements
- Oversight of financial risk management policies and controls
- Oversight of quality and integrity of the accounting, auditing, internal control and financial reporting practices
- Oversight of data privacy, technology and information security, including cybersecurity and back-up of information systems

COMPENSATION COMMITTEE

- Oversight of compensation plans, policies and programs
- Oversight of the compensation to be paid to the officers and non-employee directors
- Responsible for reviewing and discussing disclosures contained under the caption "Compensation Discussion and Analysis"
- Responsible for reviewing and preparing the committee report on executive compensation included in the annual proxy statement

NOMINATING AND GOVERNANCE COMMITTEE

- Identify, evaluate and provide recommendations regarding Board and committee composition
- Oversight of evaluation of the Board and committees
- Advises Board on corporate governance matters, environmental, social and governance activities, legal, regulatory, and public policy matter and Board performance matters
- Engagement of succession planning for the Board and management

MANAGEMENT RESPONSIBILITIES

- Identify material risks facing us
- Implement appropriate risk management strategies
- Integrate risk management into our decision-making process
- Ensure that information with respect to material risks is transmitted to the Board or the appropriate Board committee

RISK AREAS

- Strategic
- Reputational
- Financial
- Operational
- Legal, regulatory and compliance
- Financial reporting and internal control
- Information systems and cybersecurity
- Human capital management
- ESG/sustainability

POLICY ON HEDGING AND PLEDGING

We recognize that hedging against losses in stock of Malibu Boats, Inc. is not appropriate or acceptable trading activity for individuals employed by or serving the Company. We have incorporated prohibitions on various hedging activities within our stock trading guidelines, which guidelines apply to directors, officers and employees. The guidelines prohibit:

- all short sales of the securities of Malibu Boats, Inc. and any transactions in puts, calls or other derivative securities, on an exchange or in any other organized markets;

- purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds), or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the securities of Malibu Boats, Inc.; and

- holding the securities of Malibu Boats, Inc. in a margin account or pledging securities of Malibu Boats, Inc. as collateral for a loan, subject to a limited exception where a person wishes to pledge securities of Malibu Boats, Inc. as collateral for a loan (not including margin debt) and clearly demonstrates in the sole discretion of our Interim Chief Financial Officer that such person has the financial capacity to repay the loan without resort to the pledged securities.

EXECUTIVE DEVELOPMENT AND SUCCESSION PLANNING

The Board is actively involved in the identification and cultivation of our future leaders. Our Independent Directors work with the Chief Executive Officer on an annual basis to review, maintain and revise, as necessary, the Company's succession plan upon the Chief Executive Officer's ongoing availability to serve in the Chief Executive Officer role and in the event of an unexpected occurrence. The Chief Executive Officer reports at least once per year to the independent directors of the Board on succession planning for the Chief Executive Officer and senior management positions, including a discussion of assessments, leadership development plans and other relevant factors. The Chief Executive Officer also makes available to the independent directors on a continuing basis, the Chief Executive Officer's recommendations regarding his successor should he become unexpectedly unable to perform his duties.

DIRECTOR NOMINATION PROCESS

Identifying and Evaluating Director Nominee Candidates

A class of directors is elected each year by the stockholders of Malibu Boats, Inc. at the annual meeting of the stockholders. The Nominating and Governance Committee will review the qualifications of prospective candidates to determine whether they will make good candidates for membership on the Board. As set forth in the Corporate Governance Principles, in considering candidates for membership on the Board, the Nominating and Governance Committee will consider the prospective candidate's character, judgment, experience, expertise, age, diversity, independence under applicable law and freedom from other conflicts, as well as other factors that the Nominating and Governance Committee may deem relevant in light of the needs of the Board and the Company and that are in the best interests of the Company. Such factors include relevant experience, the ability to dedicate sufficient time, energy and attention to performance of Board duties, financial expertise, experience with a company in the powerboat or recreational products industry and whether the prospective candidate is a director-selected prospective candidate or a stockholder-recommended prospective candidate. In addition, the Nominating and Governance Committee will consider the diversity of a prospective candidate while identifying nominees for director.

The Nominating and Governance Committee is also committed to identifying candidates with gender, ethnic and geographic diversity. The Nominating and Governance Committee seeks to elect directors that will collectively represent a diversity of backgrounds and experiences.

Stockholder Recommendations

The Nominating and Governance Committee will consider written nominations from stockholders of Malibu Boats, Inc. for director nominees. Properly communicated stockholder recommendations will be considered in the same manner as recommendations received from other sources although as described above, one of the factors that the Nominating and Governance Committee considers is the source of the recommendation. To be properly communicated, stockholders desiring to recommend candidates for nomination or election to the Board should submit their recommendations in writing to the attention of the Secretary, Malibu Boats, Inc., 5075 Kimberly Way, Loudon,

Tennessee 37774, together with the following information: (i) all information relating to such proposed candidate that would be required to be disclosed in a proxy statement; (ii) a description of all direct and indirect compensation and other material agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such stockholder and the proposed nominee; (iii) a completed and signed questionnaire regarding the background and qualifications of the proposed candidate to serve as a director; and (iv) all the information about the stockholder and the candidate that would be required pursuant to Section 2.10(b)(i) of our Bylaws if the stockholder was nominating the candidate for election to the Board.

The Nominating and Governance Committee may request additional information concerning the director candidate to determine the eligibility or qualifications of the director candidate to serve as a member of the Board.

CODE OF BUSINESS CONDUCT AND CODE OF ETHICS

The Board has adopted a Code of Conduct applicable to our employees, directors and officers and a Code of Ethics. The Code of Ethics applies to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. The codes are available on the Corporate Governance section of our website at *investors.malibuboats.com/corporate-governance*. To the extent required by rules adopted by the SEC or Nasdaq, we intend to promptly disclose future amendments to certain provisions of the codes, or waivers of such provisions granted to executive officers and directors on our website at *www.malibuboats.com*.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD

Stockholders may send written communications to the Board or to specified individuals on the Board, by writing to: Malibu Boats, Inc., 5075 Kimberly Way, Loudon, Tennessee 37774, Attention: Secretary. Stockholders should indicate prominently on the outside of any envelope that the communication is intended for (i) the Board, (ii) the Chair of the Board, (iii) a specific committee of the Board, (iv) the non-management directors or (v) any other director or subset of directors of the Board. The Secretary will review all correspondence submitted and regularly forward, to the appropriate director or directors, copies of all communications, that in the opinion of the Secretary, deal with the functions of or otherwise require the attention of individual directors, the Board or committees or subsets thereof. Unless, in the opinion of the Secretary, a communication is improper or irrelevant, a communication will not be withheld from its intended recipient(s) without the approval of the Chair of the Board, the Chair of the appropriate committee or the director who presides during non-management executive sessions.

ENGAGEMENT WITH STOCKHOLDERS

We recognize that stockholder engagement is fundamental to strengthening our corporate governance practices and we maintain direct and frequent engagement with our stockholders. We value the views of our stockholders and regularly seek their input to gain valuable insights into key business matters they care most about, including but not limited to capital allocation, corporate governance, risk management, environmental and social matters, sustainability and executive compensation. Feedback from these meetings and conversations is shared with our senior management and Board and used to inform their decision-making process. Our active investor relations efforts include regular and ongoing engagement with current and potential investors, financial analysts, and the media through conference calls, face-to-face investor meetings, correspondence, conferences, and other events. In the past, we held an Investor Day which included management presentations that provided an overview of our strategy and our growth opportunities, a tour of our manufacturing facility, and product demos. During fiscal year 2023, our senior management team met with stockholders at four conferences and through dozens of phone calls. Since our 2022 annual meeting, we have engaged with holders of approximately 50% of outstanding shares of our common stock.

DIRECTOR COMPENSATION

The following table sets forth certain information concerning the compensation of the members of the Board who are not also our employees ("Non-Employee Directors") for the fiscal year ended June 30, 2023. The compensation paid to Mr. Springer, who is also one of our employees, is presented in the Summary Compensation Table and the related tables included below. Mr. Springer is not entitled to receive additional compensation for his service as a director.

Name (a)	Fees Earned or Paid in Cash ($) (b)[1]		Stock Awards ($) (c)[2][3]	Total ($) (h)
Michael K. Hooks	107,000	(4)	109,986	216,986
James R. Buch	72,000		109,986	181,986
Ivar S. Chhina	87,000		109,986	196,986
Michael J. Connolly	80,000	(4)	109,986	189,986
Mark W. Lanigan	82,000	(4)	109,986	191,986
Joan M Lewis	72,000		109,986	181,986
Peter E. Murphy	72,000		109,986	181,986
John E. Stokely	72,000		109,986	181,986
Nancy M. Taylor	12,625		64,167	76,792

(1) Amounts reported reflect the cash retainers paid to each Non-Employee Director for fiscal year 2023, except as noted in footnote (4).

(2) Amounts reported represent the aggregate grant date fair value of the annual equity awards granted to the Non-Employee Directors on November 3, 2022, except for Ms. Taylor whose amount represents the aggregate grant date fair value of the equity award granted to her on April 28, 2023 in connection with her appointment to the Board of Directors. The aggregate grant date fair value of these awards was computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 and excludes the effects of estimated forfeitures. The reported award values have been determined using the $52.25 closing price of a share of our Class A common stock on grant date, except for Ms. Taylor, whose award values were determined using the $56.75 closing price on the grant date of her award.

(3) As of June 30, 2023, no Non-Employee Director held any unvested stock units or unvested shares of Class A common stock.

(4) Messrs. Hooks and Lanigan each elected to receive all of their annual retainers and any additional retainers in the form of stock units instead of cash. Accordingly, Messrs. Hooks and Lanigan received 1,988 and 1,523 fully vested stock units, respectively, for service rendered during fiscal 2023. Mr. Connolly elected to receive 50% of his annual retainer in the form of stock units instead of cash. Accordingly, Mr. Connolly received 798 fully vested stock units for service rendered during fiscal 2023. Stock units are contractual rights to receive shares of Class A common stock in the future, but are not actual shares of Class A common stock. However, the retainers that each of these Non- Employee Directors elected to receive in units or shares are reported as though they had been paid in cash and not converted to units or shares

We have a Directors' Compensation Policy that applies to the Non-Employee Directors. Under our Directors' Compensation Policy, each Non-Employee Director is entitled to receive an annual retainer of $65,000, payable in four equal quarterly installments. Any Non-Employee Director serving as the Chairperson of the Board is entitled to receive an additional $40,000 annual retainer, payable in four equal quarterly installments. Any Non-Employee Director serving as chair of our Compensation Committee, Audit Committee or Nominating and Governance Committee is entitled to receive an additional annual retainer of $15,000, $20,000 and $10,000, respectively. The annual retainer and any additional retainers are each pro-rated for partial years of service. The Non-Employee Directors have the right to elect to receive their annual retainers and any additional annual retainers in the form of stock units or shares of Class A common stock in lieu of cash, which shares or units would be issued as of the last day of the quarter in which the

retainers relate and the shares or units would be valued as of the award date. Each Non-Employee Director serving as a non-chair member of the Compensation Committee or Audit Committee is entitled to receive a $5,000 annual retainer, while any non-chair members of the Nominating and Governance Committee is entitled to receive a $2,000 annual retainer.

On the date of each annual meeting, each Non-Employee Director then in office will be entitled to receive a fully vested annual equity award consisting of either stock units or shares of Class A common stock. The annual equity award will be valued at $110,000, and will be converted into shares or units based on the price of a share of Class A common stock on the grant date. Any Non-Employee Director who joins the Board after the date of an annual meeting will be entitled to a pro-rata annual equity award upon joining the Board.

For any Non-Employee Director who elects to receive stock units, the stock units will not be payable in shares of Class A common stock until the first to occur of (1) a change in control for purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), (2) the Non-Employee Director's separation from service from the Board, and (3) an in-service distribution date elected by the Non-Employee Director. For any payment event, Non-Employee Directors may elect to receive payment of their stock units in a lump-sum or in installments over a period of 5 years or 10 years. All stock units are entitled to receive dividend equivalent payments, which are reinvested into additional stock units.

Each of our Non-Employee Directors is provided the opportunity to use one of our performance sports boats during his or her term of service as a director. We believe permitting our Non-Employee Directors to use one of our sports boats encourages the directors to familiarize themselves with our products and to better understand the consumer experience. Directors are provided with use of the boat at no charge, but are responsible for paying all insurance, maintenance, gas and other fees, costs and charges (other than registration or use fees and taxes) related to their operation of the boat. At the end of each director's term of service, the director has the option of either returning the boat to us or purchasing the boat at a purchase price equal to 75% of the dealer invoice price.

Each of our Non-Employee Directors is reimbursed for out-of-pocket expenses for attendance at Board and committee meetings.



COMPENSATION DISCUSSION AND ANALYSIS

INTRODUCTION

This Compensation Discussion and Analysis contains information regarding the Company's fiscal 2023 compensation programs, policies and objectives and the compensation awarded to, earned by or paid to our Named Executive Officers during fiscal 2023. Our Named Executive Officers for fiscal 2023 are:

Name	Position
Jack D. Springer	Chief Executive Officer
Ritchie L. Anderson	Chief Operating Officer
David S. Black	Interim Chief Financial Officer and Corporate Controller
Wayne R. Wilson	Former Chief Financial Officer and Secretary

Because Mr. Wilson's employment with the Company terminated on May 12, 2023, this Compensation Discussion and Analysis focuses primarily on the compensation decisions for our currently employed Named Executive Officers.

We believe fiscal 2023 was a strong financial year for Malibu Boats. We achieved record high results for many of the key financial metrics that we use to measure our business. We were able to close out another solid fiscal year of growth despite a challenging macro economic environment and continued supply chain headwinds that persisted for most of fiscal 2023. We believe our financial performance results are attributable to our vertical integration strategy and operational prowess to match wholesale and retail demand and provide what we believe are the highest quality boats on the market.

As described in more detail in this Compensation Discussion and Analysis, our financial performance results for 2023 were negatively impacted by a one-time litigation settlement expense of $100.0 million, which we expect to be deductible for federal and state income tax purposes. This settlement resolved two related product liability cases concerning an accident that occurred in 2014 involving a 2000 model year boat that was manufactured by Malibu Boats West, Inc. ("West"). West is not, and has never been, a subsidiary of the Company but was a separate legal entity whose assets were purchased by a subsidiary of the Company in 2006. The settlement resolved both cases, including one case in which the jury had previously awarded the plaintiff $140.0 million. Considering post-judgment interest and the potential for substantial legal fees, the Company's potential exposure in that case was greater than $200.0 million. The second case had an unquantified liability. The Company has filed a complaint against, and is seeking to recover damages from, the Company's insurers related to their handling of these cases. The Company believes that the insurers unreasonably failed to comply with their obligations by refusing, negligently and in bad faith, to settle covered claims within their available policy limits prior to trial. Any potential future recovery from the Company's insurers would reduce its economic burden from the litigation settlement; however, we cannot predict the outcome of such litigation. The Compensation Committee adjusted the formulaically prescribed short-term incentive targets due to the facts and circumstances underlying the litigations and resulting settlement expense, including the Company's strong belief that the insurers, negligently and in bad faith, had failed to comply with their obligations by refusing to settle the litigation matters within the Company's available policy limits prior to trial and the fact that the 2000 model year boat was not manufactured by the Company. However, even though excluding the expense of the litigation settlement would have resulted in above target incentive payments for Messrs. Springer and Anderson, the Compensation Committee determined that it was appropriate to partially reflect the impact of the litigation settlement on the Company's fiscal 2023 financial performance for purposes of determining the amount of fiscal year 2023 short-term incentive compensation to be awarded to Mr. Springer and Mr. Anderson. Each executive accordingly received a below-target bonus payment for fiscal 2023.

Selected financial highlights for fiscal 2023 include the following, many of which were record highs for the Company:

Net Sales Increased	Unit Volume Increased	Gross Profit Increased	Net Income Decreased [1]	Adjusted EBITDA Increased [2]
14.3%	**6.6%**	**13.3%**	**34.0%**	**15.2%**
Net sales increased 14.3% to $1,388.4 million compared to fiscal 2022	Unit volume increased 6.6% to 9,863 units compared to fiscal 2022	Gross profit increased 13.3% to $351.3 million compared to fiscal 2022	Net income decreased 34.0% to $107.9 million, or $5.06 per share (diluted), compared to fiscal 2022	Adjusted EBITDA increased 15.2% to $284.0 million compared to fiscal 2022

1) Net income decreased primarily due to our settlement of a litigation matter for $100.0 million as further discussed in this Proxy Statement.

2) Adjusted EBITDA is a non-GAAP financial measure. The definition of Adjusted EBITDA and a reconciliation of our net income as determined in accordance with U.S. generally accepted accounting principles ("GAAP") to adjusted EBITDA is provided in **Appendix A** to this Proxy Statement.

Our acquisitions of Maverick Boat Group in fiscal 2021, Pursuit Boats in fiscal 2019 and Cobalt Boats in fiscal 2018 added to our existing Malibu and Axis brands and created what we believe is a well-rounded portfolio that brings to market an array of premium, innovative boats across diverse segments that are resonating with customers.

SUMMARY OF FISCAL 2023 COMPENSATION DECISIONS

Our Compensation Committee's primary executive compensation objective in fiscal 2023 was to structure a balanced mix of compensation elements that would incentivize our Named Executive Officers to create long-term stockholder value. The Compensation Committee believes that the Named Executive Officers should be rewarded for successfully creating long-term stockholder value, and should be required to forfeit compensation opportunities if they are not able to grow long-term stockholder value.

The Board and Compensation Committee believe that our currently employed Named Executive Officers—and in particular Messrs. Springer and Anderson—are critical to driving our performance and delivering long-term stockholder value, and that it is important to structure our executive compensation so that it properly motivates the Named Executive Officers to drive long-term value creation.

Primary objective of fiscal 2023 compensation decisions: Incentivize Named Executive Officers to create long-term stockholder value

During our 2020 fiscal year, we made several important design changes to our executive compensation program to enhance the performance-based nature of the program. Our redesigned executive compensation program was introduced for our 2020 fiscal year and continued in substantially the same form for our 2021, 2022 and 2023 fiscal years. Stockholders first had the chance to express their views on our redesigned executive compensation program at our calendar 2020 annual meeting, and at that meeting and each annual meeting since 2020, over 99% of the votes cast on our say-on-pay proposal were in support of our say-on-pay proposal. The Compensation Committee believes that stockholders broadly support our redesigned executive compensation program, which includes the following key design features:

- <u>Continued 60% Weighting for Performance-Based Equity Awards</u>. In November 2022, the Compensation Committee granted each of our Named Executive Officers (other than Mr. Black, who was not an executive officer at the time) a long-term equity award that, based on the number of shares granted, consisted of 60% performance-based restricted shares and 40% time-based restricted shares.

- Continued 3-Year Relative TSR Awards. 50% of the target number of performance-based restricted shares granted to each of our Named Executive Officers (other than Mr. Black) in November 2022 consisted of relative TSR awards with vesting tied to our three-year actual total stockholder return as measured against the total stockholder return of the Russell 2000 Index over the same three-year period.

- Continued 3-Year Performance Period for Performance-Based Awards. All of our performance-based equity awards granted to our Named Executive Officers in November 2022 have full three-year performance periods.

- Continued Using Net Income and Adjusted EBITDA Goals for Annual Incentive Plan. 50% of each executive's fiscal 2023 bonus opportunity is payable based on the achievement of net income GAAP performance targets and the remaining 50% of each executive's bonus opportunity is payable based on the achievement of Adjusted EBITDA performance targets.

During fiscal 2022, the Board adopted a new clawback policy that permits us to clawback or recover cash and equity incentive compensation in the event of a material restatement of our financial statements or if a covered executive commits fraud during the course of employment that causes financial or reputational harm to us. This clawback policy will be amended to comply with the new SEC and Nasdaq rules, and we intend to retain the flexibility to clawback compensation in the event a covered executive commits fraud, even though this clawback right is broader than required by the new rules. All of the currently employed Named Executive Officers are subject to the clawback policy, which is described in more detail below.

New Clawback Policy adopted that covers all Named Executive Officers

The remainder of this section describes our executive compensation program and the material elements of compensation awarded to, earned by or paid to the Named Executive Officers during fiscal 2023.

COMPENSATION PROGRAM OBJECTIVES

Our compensation program for executives is intended to:

- incentivize our executive officers to create long-term stockholder value;

- align the interests of our executive officers with the interests of our stockholders;

- attract and retain quality executive officers;

- motivate and reward high performance levels; and

- inspire teamwork and collaboration among the executives.

We believe that our executive compensation program is appropriately structured to accomplish these objectives. Our executive compensation program consists of three material elements: base salaries, annual cash incentive compensation opportunities (bonus), and long-term equity incentive awards.



2023 CEO Target Compensation Mix

18%
19%
63%

- Base Salary
- Target Bonus
- Long-Term Incentives
  82% of compensation is at risk**

2023 Senior Executives Target Compensation Mix*

27%
53%
20%

- Base Salary
- Target Bonus
- Long-Term Incentives
  73% of compensation is at risk**

 * Senior executives consist of Mr. Anderson and Mr. Wilson.

 ** At risk implies awards that are subject to performance conditions and/or stock price.

Each of these compensation elements is described in more detail below.

ROLE OF THE COMPENSATION COMMITTEE

Pursuant to its charter, the Compensation Committee establishes and regularly reviews our executive compensation philosophy and programs, exercises authority with respect to the determination and payment of compensation to each of the Named Executive Officers, and is responsible for administering our equity compensation plan, including approving grants of awards under the plan. In performing its duties, the Compensation Committee is authorized to consider the recommendations of our Chief Executive Officer when determining the compensation of the other Named Executive Officers.

As described above, the Compensation Committee is also responsible for overseeing Malibu Boats' incentive and other compensation programs to confirm that they do not encourage unnecessary risk taking. The Compensation Committee has concluded that the current executive compensation program does not encourage inappropriate or excessive risk-taking.

The elements of our executive compensation program were each approved by the Compensation Committee. None of the Named Executive Officers is a member of the Compensation Committee or, except for recommendations made by Mr. Springer with respect to the compensation of the other Named Executive Officers, had any role in determining the compensation of the Named Executive Officers.

ROLE OF THE COMPENSATION CONSULTANT

Since 2018, the Compensation Committee has engaged Exequity as its independent compensation consultant. Exequity helped the Compensation Committee construct the Company's peer group of companies that is described below. In July 2022 and August 2023, Exequity performed an independent review of our executive compensation program to provide a competitive reference on pay levels for certain of our Named Executive Officers. As part of its review, Exequity analyzed the salaries, target bonus opportunities, target total cash compensation opportunities, equity award opportunities and targeted total direct compensation paid by the defined peer group of companies described below to their similarly situated executives.

The Compensation Committee reviewed the report prepared by Exequity in July 2022 and used this report as a reference point when determining the amount of each Named Executive Officer's base salary, target annual bonus opportunity and long-term incentive award for fiscal 2023 (although Mr. Black's compensation was not reviewed by the Compensation Committee in July 2022 because he was not an executive officer at that time).

The Compensation Committee is directly responsible for the appointment, compensation and oversight of Exequity's work and pursuant to SEC rules does not believe Exequity's work has raised any conflict of interest. Exequity reports only to the Compensation Committee, and does not perform services for us, except for executive and director compensation-related services on behalf of, and as instructed by, the Compensation Committee.

PEER COMPANIES

With assistance from Exequity, we have used the following objective peer group selection methodology to determine our peer group companies:

- We initially screened U.S. publicly traded companies with a Global Industry Classification Standard (GICS) sector classification of leisure products;

- Due to the limited number of GICS leisure products companies, we expanded the GICS screen to include adjacent industry sectors such as apparel, accessories and luxury goods, auto parts and equipment, automobile manufacturers, construction machinery and heavy trucks, consumer electronics, homebuilding, home furnishings, housewares and specialties, industrial machinery, automotive retail and specialty stores;

- We applied an objective financial screen focusing on GICS-screened companies with total trailing 12-month revenues ranging from approximately 0.5x to 3.0x times ours, and also applied a secondary objective financial screen focusing on GICS-screened companies with a relatively similar market capitalization, enterprise value, trailing 12-month EBITDA, and/or total number of employees as us;

- We then also considered the peer group companies used by certain proxy advisory firms and companies with similar business profiles (such as cyclicality) based on input from our Compensation Committee and the Board.

The Compensation Committee, with the assistance of Exequity, performed a review of our peer group in June 2022. In this review, the Compensation Committee applied the selection methodology described above to validate our existing peer companies and see if any new peer companies should be added or if any existing peer companies should be removed. As a result of this review, (i) Lydall, Inc. was removed because it was acquired in October 2021 and is no longer a stand-alone public company, and (ii) Nautilus, Inc. was removed because it had fallen outside of our revenue screen criteria and was the only peer company with negative trailing 12-month EBITDA. To replace these two companies, OneWater Marine Inc. and Dorman Products, Inc. were added to the peer group because they each satisfied our selection methodology described above. As of June 2022, our market capitalization, total enterprise value, and trailing 12-month EBITDA and revenues were at the 53rd percentile, 54th percentile, 54th percentile and 49th percentile, respectively, relative to the updated group of peer companies. The Compensation Committee believes that the fiscal 2022 peer group provided a reasonable reference point for fiscal 2023 compensation decisions.

Peer Group Companies

Acushnet Holdings Corp.	Callaway Golf Company	Dorman Products, Inc.
Fox Factory Holding Corp.	Helios Technologies	Johnson Outdoors Inc.
Lifetime Brands, Inc.	Marine Products Corporation	Marine Max, Inc.
MasterCraft Boat Holdings, Inc.	OneWater Marine Inc.	Smith & Wesson Brands
Shyft Group Inc. (formerly Spartan Motors, Inc.)	Sturm, Ruger & Company, Inc.	Universal Electronics Inc.
Vista Outdoor Inc.	Winnebago Industries, Inc.	YETI Holdings, Inc.

The Compensation Committee, with the assistance of Exequity, conducted a review of our peer group in August 2023 to see if any new peer companies should be added or if any existing peer companies should be removed. Based on Exequity's review, the Compensation Committee determined not to make any changes to our existing peer group. As of August 2023, our market capitalization, total revenues and trailing 12-month EBITDA were at the 55th percentile, 50th percentile, and 69th percentile, respectively, relative to our group of peer companies. The Compensation Committee believes that our current peer group provides a reasonable reference point for compensation decisions for our Named Executive Officers.

The Compensation Committee believes it is important to understand and reference what similarly-situated companies are paying their executives, and it intends to use this information as one of the data points it considers when making compensation decisions for the Named Executive Officers using its business judgment. While the Compensation Committee does not utilize a formal benchmarking strategy, we believe the targeted total cash compensation (which is base salary plus target bonus) for the Named Executive Officers approximates (or is slightly above) the 50th percentile range of the targeted total cash compensation provided by our current group of peer companies to similarly situated executives. We believe long term incentive opportunities for our Named Executive Officers were generally above this 50th percentile range but below the 75th percentile range, which is consistent with the Compensation Committee's objective of using equity awards to incentivize Named Executive Officers to create long-term stockholder value. Mr. Black's compensation was not evaluated as part of Exequity's review, as his position is an interim position, although we believe Mr. Black's targeted total compensation is significantly lower than the Chief Financial Officers at our peer group companies.

THE ROLE OF STOCKHOLDER SAY-ON-PAY VOTES

We currently provide stockholders with the opportunity to cast an annual non-binding, advisory vote on the compensation of our Named Executive Officers, which we refer to as a say-on-pay proposal. At last year's annual meeting, over 99% of the votes cast on our say-on-pay proposal were in support of our say-on-pay proposal. Last year's results were consistent with our say-on-pay proposal each year since our 2020 fiscal year, where stockholders first had the chance to express their views on our redesigned executive compensation program and over 99% of the votes cast on our say-on-pay proposals have been supportive. The Compensation Committee believes that stockholders broadly support our redesigned executive compensation program.

At the Annual Meeting, stockholders will have the chance to cast their vote on our say-on-pay proposal for our 2023 fiscal year. The Compensation Committee will continue to consider the outcome of stockholders' votes on our say-on-pay proposals when making future compensation decisions for the Named Executive Officers.

MATERIAL ELEMENTS OF COMPENSATION

Base Salaries

We pay each Named Executive Officer a base salary to provide each executive with a minimum, fixed level of cash compensation. In the fall of 2022, the Compensation Committee reviewed the base salary level for each Named Executive Officer (other than Mr. Black, who was not an executive officer at that time). After considering individual performance and market competitiveness, the Compensation Committee approved base salary increases of $25,000 each for Messrs. Springer, Anderson and Wilson, resulting in an approximately 2.9% increase for Mr. Springer and

5.6% increase for Mr. Wilson and Mr. Anderson. Prior to becoming an executive officer, Mr. Black's base salary for fiscal 2023 was set at $236,000, and Mr. Black's base salary was not increased by the Compensation Committee when he became our interim Chief Financial Officer. Base salary information for the Named Executive Officers is presented in the table below.

Named Executive Officer	FY 2022 Base Salary ($)	FY 2023 Increase ($)	Current Base Salary ($)
Jack D. Springer	850,000	25,000	875,000
Ritchie L. Anderson	450,000	25,000	475,000
David S. Black	200,000	36,000	236,000
Wayne R. Wilson	450,000	25,000	475,000

Annual Incentive Compensation Opportunity

Annual Incentive Plan. In August 2022, the Compensation Committee approved our annual incentive plan for fiscal 2023. The annual cash incentive bonus for each Named Executive Officer other than Mr. Black was payable based on our achievement of equally weighted annual net income and Adjusted EBITDA targets for fiscal 2023 established by our Compensation Committee. The Compensation Committee continued to include a net income performance metric during fiscal 2023 in order to reduce the weighting of the Adjusted EBITDA performance metric and to have 50% of each executive's bonus opportunity payable based on the achievement of the GAAP performance measure. For Mr. Black, because he was not an executive officer at the start of fiscal 2023, his annual incentive opportunity for fiscal 2023 was based on our achievement of the same annual net income and Adjusted EBITDA targets as for the other Named Executive Officers, as well as individual performance objectives established for his position.

Annual net income for purposes of the incentive plan was defined as our net income as publicly reported in our press release announcing our financial results for fiscal 2023, but adjusted to exclude the results of any businesses acquired during fiscal 2023. Our fiscal 2023 net income target was set at $179.8 million dollars. This target represented an approximate 10% increase over our fiscal 2022 annual net income performance. The Compensation Committee believed that achievement of this target would require the Named Executive Officers to successfully execute on our fiscal 2023 business plan and to continue to grow our business.

Adjusted EBITDA for purposes of the incentive plan was defined as our Adjusted EBITDA as publicly reported in our press release announcing our financial results for fiscal 2023, but adjusted to exclude the results of any businesses acquired during fiscal 2023. The fiscal 2023 Adjusted EBITDA target for the Company was set at $275.7 million dollars. This target represented an approximate 11.8% increase over our fiscal 2022 Adjusted EBITDA performance. As with the net income target, the Compensation Committee believed that achievement of this target would require the Named Executive Officers to successfully execute on our fiscal 2023 business plan.

The threshold and maximum annual net income and Adjusted EBITDA amounts were each set as a percentage of the applicable target amount described above. The threshold performance level for each metric was set at an amount equal to 90% of the applicable target amount, while the maximum performance level for each metric was set at an amount equal to 130% of the applicable target amount. Although the annual net income and Adjusted EBITDA metrics are equally weighted independent performance metrics, in order for any bonus to become payable, our plan design required that both annual net income and Adjusted EBITDA performance must be achieved at a minimum of the threshold performance level. Our annual bonus plan payout scale and the associated incentive payments as a percentage of each Named Executive Officer's target bonus amount were as follows:

Net Income/Adjusted EBITDA Performance Level	Net Income/Adjusted EBITDA Amount as a % of Target	% of Target Bonus Becoming Payable
Below Threshold	<90%	0%
Threshold	90%	35%
Target	100% (Net income of $179.8 million and Adjusted EBITDA of $275.7 million)	100%
Above Target	110%	134%
Above Target	120%	167%
Maximum	130%	200%
Above Maximum	>130%	200%

The bonus payment for performance between any of the performance levels specified above is interpolated on a straight-line basis.

In addition, under our plan design, the Compensation Committee also retained the discretion to reduce each Named Executive Officer's incentive bonus amount based on any reason determined to be appropriate by the Compensation Committee.

For our 2023 fiscal year, we achieved annual net income of $107.9 million and Adjusted EBITDA of $284.0 million as publicly reported in our financial results. Our financial performance results for 2023 were negatively impacted by a one-time litigation settlement expense of $100.0 million, which we expect to be deductible for federal and state income tax purposes. This settlement resolved two related product liability cases concerning an accident that occurred in 2014 involving a 2000 model year boat that was manufactured by West. West is not, and has never been, a subsidiary of the Company but was a separate legal entity whose assets were purchased by a subsidiary of the Company in 2006. The settlement resolved both cases, including one case in which the jury had previously awarded the plaintiff $140.0 million. Considering post-judgment interest and the potential for substantial legal fees, the Company's potential exposure in that case was greater than $200.0 million. The second case had an unquantified liability. The Company has filed a complaint against, and is seeking to recover damages from, the Company's insurers related to their handling of these cases. The Company believes that the insurers unreasonably failed to comply with their obligations by refusing, negligently and in bad faith, to settle covered claims within their available policy limits prior to trial. Any potential future recovery from the Company's insurers would reduce its economic burden from the litigation settlement, however; we cannot predict the outcome of such litigation. The Compensation Committee adjusted the formulaically prescribed short-term incentive targets due to the facts and circumstances underlying the litigations and resulting settlement expense, including the Company's strong belief that the insurers, negligently and in bad faith, had failed to comply with their obligations by refusing to settle the litigation matters within the Company's available policy limits prior to trial and the fact that the 2000 model year boat was not manufactured by the Company. However, even though excluding the expense of the litigation settlement would have resulted in above target incentive payments for Messrs. Springer and Anderson, the Compensation Committee determined that it was appropriate to partially reflect the impact of the litigation settlement on the Company's fiscal 2023 financial performance for purposes of determining the amount of fiscal year 2023 short-term incentive compensation to be awarded to Mr. Springer and Mr. Anderson. Each executive accordingly received a below-target bonus payment for fiscal 2023 as described below.

As adjusted to exclude the litigation expense settlement, our annual net income achieved for fiscal 2023 was $184.2 million, and our Adjusted EBITDA achieved for fiscal 2023 remained at $284.0 million because the litigation settlement was already excluded from our Adjusted EBITDA results. Therefore, our fiscal 2023 net income and Adjusted EBITDA performance, as adjusted, exceeded the target performance levels established by the Compensation Committee under the 2023 annual bonus plan.

The Compensation Committee exercised its discretion to award Mr. Springer and Mr. Anderson partial bonus payments for fiscal 2023. Mr. Springer earned an annual bonus for fiscal 2023 equal to 50% of his target bonus amount and Mr. Anderson earned an annual bonus for fiscal 2023 equal to 75% of his target bonus amount.

As described above, Mr. Black was not an executive officer at the start of fiscal 2023 and his annual incentive opportunity for fiscal 2023 was eligible to become earned based on our achievement of the same annual net income and Adjusted EBITDA targets as for the other Named Executive Officers, as well as individual performance objectives established for his position. Based on the Company's performance in fiscal 2023 and Mr. Black's individual fiscal 2023 performance (including stepping into the interim Chief Financial Officer role), Mr. Black earned a fiscal 2023 bonus payment equal to $83,042. Mr. Black' bonus payment was slightly below his target bonus amount and, like our other Named Executive Officers, was negatively impacted by the unfavorable litigation expense settlement. In addition to his normal annual incentive opportunity, Mr. Black was awarded a one-time $50,000 bonus opportunity in connection with his appointment as our interim Chief Financial Officer. This bonus will become payable upon Mr. Black's successful completion of the interim Chief Financial Officer role.

Mr. Wilson did not earn any bonus payment for fiscal 2023 as a result of his resignation.

Total Fiscal 2023 Cash Bonus Payments. For each Named Executive Officer, the fiscal 2023 target incentive bonus amount and total fiscal 2023 cash bonus payment are listed below.

Named Executive Officer	FY 2023 Target Bonus ($)	FY 2023 Annual Incentive Payment ($)
Jack D. Springer	962,500	481,250
Ritchie L. Anderson	356,250	267,187
David S. Black	89,775	83,042
Wayne R. Wilson	356,250	–

Please see Appendix A for the definition of Adjusted EBITDA which is a non-GAAP financial measure and a reconciliation of Adjusted EBITDA to net income as reported under GAAP.

Long-Term Incentives

Structure of Fiscal 2023 Equity Awards. The long-term equity incentive awards granted to the Named Executive Officers in fiscal 2023 (other than Mr. Black, who was not an executive officer when fiscal 2023 awards were granted) consisted of a combination of time-based restricted shares and performance-based restricted shares. The number of shares subject to the long-term equity award for each of our Named Executive Officers other than Mr. Black consisted of 60% performance-based restricted shares and 40% time-based restricted shares.

The table below summarizes the fiscal 2023 equity award grants for each Named Executive Officer other than Mr. Black:

Name	Relative TSR Performance Awards	Adjusted EBITDA Performance Awards	Time-Based Shares or Units
Jack D. Springer	$ 1,139,677	$ 870,015	$ 1,159,950
	16,651 target shares	16,651 target shares	22,200 shares
Ritchie L. Anderson	$ 333,982	$ 255,032	$ 339,991
	4,880 target shares	4,881 target shares	6,507 shares
Wayne R. Wilson	$ 333,982	$ 255,032	$ 339,991
	4,880 target shares	4,881 target shares	6,507 shares

Time-Based Shares. Time-based restricted shares or units are included as part of each Named Executive Officer's long-term equity award to provide an equity incentive linked to the value realized by our stockholders that becomes earned based on the executive's continued employment with us. Each Named Executive Officer's (other than Mr. Black's) time-based shares granted in fiscal 2023 become vested in equal annual installments over a period of four years.

Because Mr. Black was not an executive officer at the time fiscal 2023 awards were granted, 100% of Mr. Black's fiscal 2023 long-term equity incentive award consisted of time-based restricted stock units that become vested in equal semi-annual installments over a period of three years. For fiscal 2023, Mr. Black was awarded 861 restricted stock units with a grant date fair value of $44,987.

Performance-Based Shares. The performance-based shares granted to each Named Executive Officer other than Mr. Black consisted of an equal number of relative TSR awards and Adjusted EBITDA awards.

Relative TSR Awards. The relative TSR awards have a three-year performance period and are eligible to become vested based on our three-year actual total stockholder return as measured against the total stockholder return of the Russell 2000 Index over the same three-year period. The relative TSR performance requirements and the vesting schedule for the relative TSR awards can be illustrated by the following table.

Performance Level	TSR Achieved Relative to the TSR of the Russell 2000 Index	% of Relative TSR Awards Vesting
Below Threshold	<80%	0%
Threshold	80%	50%
Target	100%	100%
Above Target	120%	150%
Maximum	140%	200%
Above Maximum	>140%	200%

The relative TSR award vesting for performance between any of the performance levels specified above is interpolated on a straight-line basis.

Adjusted EBITDA Awards. The fiscal 2023 Adjusted EBITDA awards will be eligible to become vested following the end of a three-year performance period based on our Adjusted EBITDA performance through the end of the performance period. Consistent with prior years, in order to achieve the Adjusted EBITDA target for fiscal 2025, we will be required to grow our Adjusted EBITDA over the three-year performance period at a compounded annual growth rate equal to at least 10%.

In order to reinforce the importance of achieving a 10% compounded annual Adjusted EBITDA growth rate, no Adjusted EBITDA awards are eligible to vest if our actual Adjusted EBITDA performance is below our target performance level. However, the Adjusted EBITDA awards are eligible to vest up to a maximum 150% payout level if we are able to grow our annual Adjusted EBITDA at a rate of or in excess of 15%. The Adjusted EBITDA performance requirements and the vesting schedule for the Adjusted EBITDA awards can be illustrated by the following table.

Performance Level	Compounded Annual Adjusted EBITDA Growth Rate Achieved	% of Adjusted EBITDA Awards Vesting
Below Threshold	<10%	0%
Target	10%	100%
Above Target	11%	110%
Above Target	12%	120%
Above Target	13%	130%
Above Target	14%	140%
Maximum	≥15%	150%

The Adjusted EBITDA award vesting for performance between any of the performance levels specified above is interpolated on a straight-line basis.

Adjusted EBITDA has substantially the same meaning as under the annual incentive plan described above. The annual incentive plan also uses an Adjusted EBITDA-based performance metric, however the 10% compounded annual growth rate requirement over three years used to establish the Adjusted EBITDA award target for fiscal 2025 is intended to incentivize sustained long-term earnings growth. As a result, we believe that the Adjusted EBITDA awards (which comprise 50% of the performance-based shares awarded to the Named Executive Officers other than Mr. Black) incentivize growth and long-term performance. In contrast, the Adjusted EBITDA targets under the annual incentive plan (which represented 50% of the fiscal 2023 target bonus opportunity under our executive bonus plan) are established on an annual basis and are intended to incentivize short-term execution of our earnings objectives for the relevant fiscal year.

Payouts of Previously Granted Performance-Based Awards. The performance period applicable to certain previously granted relative TSR awards ended in November 2022 and the performance period applicable to certain previously granted Adjusted EBITDA awards ended on June 30, 2023.

Our relative TSR performance for the three-year performance period ended on November 22, 2022 against the Russell 2000 Index resulted in a long-term incentive plan payout for the relative TSR awards equal to 184% of each executive's target number of relative TSR awards as a result of our outperformance against the Russell 2000 Index.

The Adjusted EBITDA awards granted in November 2020 were eligible to become earned at 100% of the target number of Adjusted EBITDA shares awarded if we achieved an Adjusted EBITDA target of $147.7 million, and were eligible to become earned at 150% of the target number of shares awarded if we achieved or exceeded $168.7 million of Adjusted EBITDA. Our fiscal 2023 Adjusted EBITDA performance (after taking account adjustments to exclude the financial impact of businesses acquired after the targets were established) exceeded the maximum Adjusted EBITDA target, and as a result each Named Executive Officer vested in 150% of his target number of November 2020 Adjusted EBITDA awards.

Severance and Change in Control Benefits

We believe that severance protections, particularly in the context of the uncertainty surrounding any potential change in control transaction, play a valuable role in attracting and retaining quality executive officers. We provide severance protections to each of Mr. Springer and Mr. Anderson pursuant to the terms of his employment agreement, and we previously provided severance protections to Mr. Wilson pursuant to his employment agreement prior to his resignation.

As described in more detail below under the heading "Potential Payments Upon Termination or Change in Control," each of Mr. Springer and Mr. Anderson would be entitled to severance benefits in the event of a termination of employment by us without "cause" or by the executive for "good reason". Severance benefits for Mr. Springer and Mr. Anderson include 12 months of continued base salary payments.

Cash severance benefits for Mr. Springer and Mr. Anderson are not enhanced in connection with a change in control of the Company, and Mr. Springer and Mr. Anderson would only receive 12 months of continued base salary payments if their employment is terminated involuntarily in connection with a change in control.

However, under the terms of our shareholder approved Long Term Incentive Plan, all outstanding equity awards will fully vest if the awards are not assumed or substituted by a surviving entity in connection with a change in control or, if assumed or substituted, an executive's employment is terminated without "cause" or for "good reason" within 18 months following such change in control. For the TSR awards and Adjusted EBITDA awards granted in fiscal 2021, 2022 and 2023, actual performance will be measured through the date of the change in control, and the change in control provisions in the Long Term Incentive Plan will apply to any TSR award or Adjusted EBITDA award shares actually becoming earned based on performance.

Mr. Wilson did not receive any cash or equity severance benefits in connection with his resignation from the Company. Mr. Black is not employed pursuant to an employment agreement, and is not entitled to receive any contractual severance benefits in connection with his termination of employment for any reason.

No Named Executive Officer is entitled to receive a "gross-up" or similar payment for any excise taxes that may become payable in connection with a change in control pursuant to Sections 280G and 4999 of the Code.

Other Compensation and Benefits

We maintain a 401(k) savings plan and various health and welfare benefit plans for our employees. Our currently employed Named Executive Officers are generally eligible to participate in each of these plans on the same terms as our other employees. The currently employed Named Executive Officers are also entitled to limited perquisites such as use of one of the Company's boats.

Clawback Policy

In fiscal 2022, the Board adopted a new clawback policy that permits us to clawback or recover cash and equity incentive compensation in the event of a material restatement of our financial statements or if a covered executive commits fraud during the course of employment that causes financial or reputational harm to us. In the event of a material restatement of our financial statements, the clawback would apply to any amount awarded after September 15, 2021 and paid in the three-year period preceding the restatement that would not have been received if the financial statements had been correctly stated. In the event a covered executive commits fraud, all cash and equity compensation awarded after September 15, 2021 is subject to clawback. All of the currently employed Named Executive Officers are subject to the clawback policy. This clawback policy will be amended to comply with the new SEC and Nasdaq rules, and we intend to retain the flexibility to clawback compensation in the event a covered executive commits fraud, even though this clawback right is broader than required by the new rules.

POLICY WITH RESPECT TO SECTION 162(M)

Section 162(m) of the Code generally prohibits a publicly-held company from deducting compensation paid to a current or former Named Executive Officer that exceeds $1.0 million during the tax year. Certain awards granted before November 2, 2017 that were based upon attaining pre-established performance measures that were set by the Compensation Committee under a plan approved by our stockholders, as well as amounts payable to former executives pursuant to a written binding contract that was in effect on November 2, 2017, may qualify for an exception to the $1.0 million deductibility limit.

Prior to our 2018 annual meeting of stockholders, we were eligible for a special Section 162(m) grandfathering rule available for certain compensation paid or awarded by newly public companies. Each Named Executive Officer's restricted stock awards and stock option awards granted before the date of our 2018 annual meeting have been structured to take advantage of this special grandfathering rule. Our ability to rely on this grandfathering rule expired on the date of our 2018 annual meeting of stockholders.

The Compensation Committee currently notes the Section 162(m) deductibility limitation as one of the factors in its consideration of compensation matters. However, the Compensation Committee has the flexibility to take any compensation-related actions that it determines are in the best interests of the Company and our stockholders, including awarding compensation that may not be deductible for tax purposes. There can be no assurance that any compensation will in fact be deductible as a result of the limitations under Section 162(m).



COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the disclosures contained in the Compensation Discussion and Analysis section of this Proxy Statement. Based upon this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis section be included in this Proxy Statement.

Compensation Committee of the Board of Directors

Mark W. Lanigan (Chair)
Michael J. Connolly
Joan M. Lewis
Peter E. Murphy

The foregoing report of the Compensation Committee does not constitute soliciting material and shall not be deemed filed, incorporated by reference into or a part of any other filing by Malibu Boats, Inc. (including any future filings) under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, except to the extent Malibu Boats, Inc. specifically incorporates such report by reference therein.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth certain information concerning compensation we paid or accrued for the last three fiscal years with respect to each of our "Named Executive Officers"—our Chief Executive Officer, Former Chief Financial Officer, Interim Chief Financial Officer and Chief Operating Officer.

Name and Principal Position (a)	Year (b)[1]	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)[2]	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)[3]	Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)[4]	Total ($) (j)
Jack D. Springer Chief Executive Officer	2023	875,000	–	3,169,642	–	481,250	–	9,900	4,535,792
	2022	828,750	–	3,062,887	–	937,231	–	9,150	4,838,018
	2021	754,615	–	2,186,862	–	1,530,000	–	8,700	4,480,177
Ritchie L. Anderson Chief Operating Officer	2023	475,000	–	929,005	–	267,187	–	10,045	1,681,237
	2022	437,500	–	890,926	–	347,327	–	9,407	1,685,160
	2021	394,808	–	971,799	–	560,000	–	5,538	1,932,145
David S. Black [5][6] Interim Chief Financial Officer and Corporate Controller	2023	236,000	–	44,987	–	83,042	–	–	364,029
Wayne R. Wilson [6] Former Chief Financial Officer and Secretary	2023	401,586	–	929,005	–	–	–	10,075	1,340,666
	2022	437,500	–	890,926	–	347,327	–	6,696	1,682,449
	2021	394,808	–	971,799	–	560,000	–	5,663	1,932,270

(1) Reflects fiscal years ended June 30.

(2) The amounts reported for fiscal 2023 reflect the grant date fair value of restricted stock or units granted under the Long-Term Incentive Plan and accounted for in accordance with FASB ASC Topic 718. For more information, see Note 15 included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2023.

For fiscal 2023, Messrs. Springer, Wilson and Anderson were each granted a restricted stock award based on our performance in fiscal 2022. The restricted stock award for these executives consisted of time-based restricted shares, relative TSR awards and Adjusted EBITDA awards. Mr. Black was granted time-based restricted stock units. The Adjusted EBITDA awards are valued based on the probable outcome of the applicable performance conditions as determined on the grant date, which results in a grant date fair value for the Adjusted EBITDA awards as follows: Mr. Springer $870,015; Mr. Wilson $255,032; and Mr. Anderson $255,032. If we achieve the highest level of performance under the Adjusted EBITDA awards, the grant date fair

value for the Adjusted EBITDA awards are as follows: Mr. Springer $1,304,996; Mr. Wilson $382,522; and Mr. Anderson $382,522. Mr. Wilson forfeited these awards in connection to his resignation from the Company in April 2023.

(3)   As described in the Compensation Discussion & Analysis section above, amounts reported equal each Named Executive Officer's annual cash bonus payment for fiscal 2023 under our annual incentive plan.

(4)   Amounts reported for Messrs. Springer, Black, Wilson and Anderson include $9,900, $0, $10,075 and $10,045, respectively, for the Company's contribution to the defined contribution plan.

(5)   As previously disclosed, effective April 19, 2023, Mr. Wilson voluntarily resigned as Chief Financial Officer and Secretary and Mr. Black, who also serves as Corporate Controller of the Company, assumed the role of Interim Chief Financial Officer, effective April 19, 2023. Mr. Black was not a named executive officer in 2021 or 2022 and thus, only 2023 compensation information is shown for him in this table.

(6)   Effective April 19, 2023, Mr. Wilson resigned as Chief Financial Officer and Mr. Black was appointed as Interim Chief Financial Officer.

EMPLOYMENT AGREEMENTS

Mr. Springer

Pursuant to his employment agreement with the Company, Mr. Springer is entitled to receive a fixed minimum annual base salary and is eligible for a minimum cash incentive bonus of up to 75% of his annual base salary based upon the achievement of performance criteria established by the Compensation Committee in its sole discretion. Effective as of October 1, 2022, Mr. Springer's annual base salary was increased to $875,000. Mr. Springer is also eligible to participate in all employee benefit plans and vacation programs and is eligible for the use of a company-owned boat. For information relating to potential payments upon termination of Mr. Springer's employment, see "—Potential Payments upon Termination or Change in Control." Mr. Springer's employment agreement includes non-competition, non-solicitation and confidentiality provisions.

Mr. Anderson

Pursuant to his employment agreement with the Company, Mr. Anderson is entitled to receive a fixed minimum annual base salary and is eligible for a minimum cash incentive bonus of up to 40% of his annual base salary based upon meeting performance criteria established by the Compensation Committee in its sole discretion. Effective as of October 1, 2022, Mr. Anderson's annual base salary was increased to $475,000. Mr. Anderson is also eligible to participate in all employee benefit plans and vacation programs and is eligible for the use of a company-owned boat. For information relating to potential payments upon termination of Mr. Anderson's employment, see "—Potential Payments upon Termination or Change in Control." Mr. Anderson's employment agreement includes non-competition, non-solicitation and confidentiality provisions.

Mr. Black

Mr. Black does not have an employment agreement with the Company. In connection with Mr. Black's appointment as Interim Chief Financial Officer, the Compensation Committee of the Board approved a special incentive bonus equal to $50,000 to be payable to Mr. Black upon the successful completion of his duties as Interim Chief Financial Officer.

Mr. Wilson

Prior to Mr. Wilson's termination of employment, Mr. Wilson was employed pursuant to an employment agreement with the Company. Mr. Wilson did not receive any severance payments under his employment agreement in connection with his termination of employment, and the compensatory provisions of Mr. Wilson's employment agreement are no longer in effect. Mr. Wilson's employment agreement includes non-competition, non-solicitation and confidentiality provisions that remain in effect.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth all plan-based awards granted to our Named Executive Officers during the fiscal year ended June 30, 2023. All of these awards were granted under the Long Term Incentive Plan.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Award[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards[2] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Jack D. Springer									
2023 Annual Incentive Bonus	–	336,875	962,500	1,925,000	–	–	–	–	–
Restricted Stock Award - Time-Based	11/3/2022	–	–	–	–	–	–	22,200	1,159,950
Restricted Stock Award - Relative TSR	11/3/2022	–	–	–	8,325	16,651	33,320	–	1,139,677
Restricted Stock Award - Adjusted EBITDA	11/3/2022	–	–	–	–	16,651	24,976	–	870,015
Ritchie L. Anderson									
2023 Annual Incentive Bonus	–	124,688	356,250	712,500	–	–	–	–	–
Restricted Stock Award - Time-Based	11/3/2022	–	–	–	–	–	–	6,507	339,991
Restricted Stock Award - Relative TSR	11/3/2022	–	–	–	2,440	4,880	9,760	–	333,982
Restricted Stock Award - Adjusted EBITDA	11/3/2022	–	–	–	–	4,881	7,321	–	255,032
David S. Black									
2023 Annual Incentive Bonus	–	31,421	89,775	89,775	–	–	–	–	–
Restricted Stock Unit - Time-Based	11/3/2022	–	–	–	–	–	–	861	44,987
Wayne R. Wilson									
2023 Annual Incentive Bonus	–	124,688	356,250	712,500	–	–	–	–	–
Restricted Stock Award - Time-Based	11/3/2022	–	–	–	–	–	–	6,507	339,991
Restricted Stock Award - Relative TSR	11/3/2022	–	–	–	2,440	4,880	9,760	–	333,982
Restricted Stock Award - Adjusted EBITDA	11/3/2022	–	–	–	–	4,881	7,321	–	255,032

(1) The amounts reported in these columns represent the range of possible annual cash incentive payouts to our Named Executive Officers under the Long Term Incentive Plan based on performance during fiscal 2023.

(2) The amounts reported in this column reflect the grant date fair value of restricted stock and unit awards granted under the Long Term Incentive Plan and accounted for in accordance with FASB ASC Topic 718. The Adjusted EBITDA awards are each valued based on the probable outcome of the performance conditions as determined on the grant date.

DESCRIPTION OF EQUITY AWARDS

For fiscal 2023, we granted a combination of time-based restricted stock awards, restricted stock units, relative TSR awards and Adjusted EBITDA awards to the Named Executive Officers. All of these awards were granted under, and are subject to the terms of the Long Term Incentive Plan. Certain of the terms of these awards are described above in "Compensation Discussion and Analysis—Material Elements of Compensation—Long-Term Incentives."

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The table below sets forth certain information concerning outstanding restricted stock, stock options or restricted stock units held by each of our Named Executive Officers as of June 30, 2023.

Name	Stock Awards			
	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Jack D. Springer	3,680 (2)	215,839	19,470 (8)	1,142,110
	6,489 (3)	380,615	16,666 (9)	977,598
	11,111 (4)	651,786	22,222 (10)	1,303,543
	22,200 (5)	1,302,252	24,976 (11)	1,465,092
			33,302 (12)	1,953,495
Ritchie L. Anderson	1,709 (2)	100,265	8,652 (8)	507,526
	2,884 (3)	169,175	7,321 (9)	429,450
	3,232 (4)	189,560	6,464 (10)	379,178
	6,507 (5)	381,701	7,321 (11)	429,450
			9,760 (12)	572,522
David S. Black	213 (2)	12,493	–	–
	392 (3)	23,006	–	–
	309 (6)	18,126	–	–
	717 (7)	42,030	–	–
			–	–
Wayne R. Wilson	–	–	–	–

(1)   The market value of such award was calculated based on the $58.66 closing price of a share of Class A common stock as of June 30, 2023 (which was the last trading day in our fiscal year).

(2)   Represents unvested time-based stock or units that will become vested on November 6, 2023.

(3)   Represents unvested time-based stock or units that will become vested in substantially equal annual installments on November 6, 2023 and November 6, 2024.

(4)   Represents unvested time-based stock or units that will become vested in substantially equal annual installments on November 6, 2023, November 6, 2024 and November 6, 2025.

(5)   Represents unvested time-based stock or units that will become vested in substantially equal annual installments on November 6, 2023, November 6, 2024, November 6, 2025 and November 6, 2026.

(6)   Represents unvested time-based units that will become vested in substantially equal semi-annual installments on November 6, 2023, May 6, 2024, November 6, 2024 and May 6, 2025.

(7)   Represents unvested time-based units that will become vested in substantially equal semi-annual installments on November 6, 2023, May 6, 2024, November 6, 2024, May 6, 2025 and November 6, 2025.

(8)   Represents unvested relative TSR awards that will become vested in one annual installment based on our relative TSR performance through November 2023. Amount shown is the maximum performance level.

(9)   Represents unvested performance-based stock that will become vested in one annual installment based on our adjusted EBITDA performance for fiscal year 2024. Amount shown is the maximum performance level.

(10)   Represents unvested relative TSR awards that will become vested in one annual installment based on our relative TSR performance through November 2024. Amount shown is the maximum performance level.

(11)   Represents unvested performance-based stock that will become vested in one annual installment based on our adjusted EBITDA performance for fiscal year 2025. Amount shown is the maximum performance level.

(12)   Represents unvested relative TSR awards that will become vested in one annual installment based on our relative TSR performance through November 2025. Amount shown is the maximum performance level.

OPTION EXERCISES AND STOCK VESTED TABLE

The table below sets forth certain information regarding the amount realized upon the exercise of stock options and the vesting of stock or stock unit awards for our Named Executive Officers during fiscal 2023.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Jack D. Springer	25,000	448,115	48,540	2,723,397
Ritchie L. Anderson	3,125	61,803	21,647	1,215,951
David S. Black	–	–	1,176	63,019
Wayne R. Wilson	3,125	47,022	15,158	835,307

(1)   The amount shown for the value realized on the vesting of stock or stock unit awards equals the number of shares of our Class A common stock acquired by our Named Executive Officers upon vesting during fiscal 2023 multiplied by the closing price of our stock on the Nasdaq Stock Market on the applicable vesting date of the award (or, if the applicable vesting date falls on a date the Nasdaq Stock Market is closed, the closing price of the stock on the preceding date that the market is open). The value associated with the vesting of performance-based stock or unit awards is based on the $58.66 closing price of a share of Class A common stock as of June 30, 2023 (which was the last trading day in our fiscal year).

The amount shown for the value realized on the exercise of stock option awards equals the number of shares of our Class A common stock acquired by our Named Executive Officers upon exercise of options during fiscal 2023 multiplied by the excess of the closing price of our stock on the Nasdaq Stock Market on the applicable exercise date of the award (or, if the applicable exercise date falls on a date the Nasdaq Stock Market is closed, the closing price of the stock on the preceding date that the market is open) over the applicable option exercise price.

LONG TERM INCENTIVE PLAN

The Board has adopted and approved the Long-Term Incentive Plan (the "Incentive Plan"). The following is a brief summary of the material terms of the Incentive Plan.

Purpose

The purpose of our Incentive Plan is to promote the interests of the Company and its stockholders by strengthening our ability to attract, motivate and retain individuals to serve as employees and directors by providing them with additional incentives to put forth maximum efforts for the success of our business.

Administration

The Compensation Committee administers the Incentive Plan. The Compensation Committee may delegate some or all of its authority with respect to the Incentive Plan to another committee of directors and may delegate certain limited award grant authority to one or more of our officers. The Compensation Committee has the power to, among other actions, (1) select persons eligible to receive awards, (2) determine the number of shares subject to awards, (3) approve form award agreements, (4) determine the terms and conditions of awards, including the price (if any) to be paid for the shares or the award, (5) amend outstanding awards and (6) effect cancellations of any or all outstanding

awards and substitute in new awards covering the same or different number of shares, provided that the Compensation Committee may not effect any action to lower the exercise or grant price of outstanding stock options or stock appreciation rights without stockholder approval.

Eligibility

Persons eligible to receive awards under the Incentive Plan include our employees, consultants, members of the Board and other independent contractors. The Compensation Committee will determine from time to time the participants to whom awards will be granted.

Available Shares

We have initially reserved 1,700,000 shares of our Class A common stock for the issuance of awards under the Incentive Plan. The shares we issue under the Incentive Plan will be authorized but unissued shares or shares that we reacquire. Any shares of Class A common stock subject to an award that are withheld by the Company to satisfy any tax withholding obligation with respect to an award or in payment of the purchase price of a stock option will be considered issued under the Incentive Plan.

The number of shares of Class A common stock available under the Incentive Plan, the number and kind of shares of Class A common stock subject to outstanding awards and the exercise or purchase prices are subject to adjustment in the event of recapitalization, reclassification, stock dividend, stock split, reverse stock split or other distributions with respect to the shares of Class A common stock, or other changes in corporate structure affecting the Class A common stock.

Maximum Awards

The maximum number of shares of Class A common stock subject to any stock option awarded to any participant during any calendar year is 340,000 shares. To the extent that the aggregate grant date fair market value of Class A common stock with respect to which incentive stock options, or ISOs, are exercisable for the first time by a participant during any calendar year exceeds $100,000, such options will be treated as nonqualified options, or NSOs.

Incentive Awards

The Incentive Plan authorizes stock options, SARs, restricted stock, restricted stock units, dividend equivalent awards and performance awards. A stock option or SAR will expire, or other award will vest, in accordance with the schedule set forth in the applicable award agreement.

Stock Options. The Compensation Committee may award ISOs or NSOs under the Incentive Plan. Stock options will become vested and exercisable at such times and upon such terms and conditions as may be determined by the Compensation Committee at the time of grant, but a stock option will generally not be exercisable for a period of more than ten years after it is granted. The exercise price per share for any stock option will not be less than the fair market value of a share of Class A common stock on the day the stock option is granted.

SARs. The Compensation Committee will establish the base price at the time of grant of the SAR but such price will not be less than the fair market value of a share on the date of grant.

Restricted Stock Awards. The Compensation Committee may specify the price, if any, a participant must pay for shares of restricted stock and the restrictions (which may include, for example, transfer restrictions, performance standards or other incidents of ownership and forfeiture conditions as the Compensation Committee may determine) imposed on such shares.

Restricted Stock Units. A restricted stock unit will be subject to such restrictions and conditions as the Compensation Committee may determine. The vesting period will generally not exceed ten years from the date of grant.

Dividend Equivalent Awards. A dividend equivalent award is a right to receive cash payments determined by reference to dividends declared on the Class A common stock from time to time during the term of the award, which will not exceed ten years from the date of issuance of such award. Dividend equivalent awards may be granted independent or in tandem with other awards (other than stock options or SARs).

Performance-based Awards. At the time of grant, the Compensation Committee will determine the specified amount and the percentage or multiple of the specified amount, one or more performance periods and performance goals to be achieved during the applicable performance periods on which the payment or vesting of a performance-based award is conditioned. No performance based-award will exceed ten years from the date of grant.

The Compensation Committee may grant stock unit awards and permit deferred payment of awards, and may determine the form and timing of payment, vesting and other terms applicable to stock units or deferrals.

Change in Control

Upon a change in control (as defined in the Incentive Plan), outstanding awards under the Incentive Plan may be assumed or substituted on the same terms by the surviving entity. If the surviving entity does not assume or substitute the outstanding awards, then such awards will become fully vested immediately prior to the change in control and, in the case of stock options or SARs, will become immediately exercisable. If the surviving entity assumes outstanding awards, or substitutes awards with similar stock awards, and the employment of a participant is terminated without cause (as defined in the Incentive Plan) or for good reason (as defined in the Incentive Plan) within 18 months after the effective date of the change in control, all awards held by such participant will become fully vested to the extent not previously forfeited and, with respect to stock options and SARs, fully exercisable.

Transfer Restrictions

Subject to certain exceptions, awards under the Incentive Plan are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient's lifetime, only by him or her.

Non-competition

Under the Incentive Plan, participants other than outside directors that receive awards under the Incentive Plan will agree to certain non-competition covenants.

Amendment and Termination

The Board may at any time and from time to time and in any respect, amend or modify the Incentive Plan. No amendment or modification of the Incentive Plan will be effective, however, without the consent of our stockholders that would (1) change the class of eligible participants, (2) increase the number of shares of Class A common stock reserved for issuance, (3) allow the grant of stock options or stock appreciation rights at an exercise or grant price below fair market value, (4) increase the aggregate number of shares of Class A common stock that may be granted pursuant to awards, (5) modify the Incentive Plan to permit the repricing of stock options or stock appreciation rights, or (6) require approval of our stockholders under the listing requirements of Nasdaq or the exchange or trading system through which Class A common stock may be listed or traded at the time of the amendment. The Incentive Plan will continue until terminated by the Board in its sole discretion. No amendment or termination of the Incentive Plan may adversely affect any outstanding award without the consent of the participant or its permitted transferee.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Senior Executive Employment Agreements

Mr. Springer and Anderson have employment agreements that provide for certain severance payments. Mr. Black does not have an employment or severance agreement. Mr. Wilson was party to an employment agreement prior to his termination of employment, but did not receive any severance payments under his employment agreement as a result of his resignation.

Under the employment agreements with each of Messrs. Springer and Anderson, in the event the Board terminates the executive's employment without "cause" or the executive resigns for "good reason," the executive will be entitled to receive, subject to certain limitations including the executive's execution of a release, the executive's annual base salary through the end of the applicable severance period. The "severance period" specified in each employment agreement is a period of 12 months following the effective date of the release.

"Cause" is generally defined in the employment agreements to mean any of the following occurring during the executive's employment:

- commission of a knowing, intentional or reckless act or omission constituting theft, forgery, fraud, material dishonesty, misappropriation, breach of fiduciary duty or duty of loyalty, or embezzlement against us;

- conviction or plea of nolo contendre to any felony or to any other crime involving moral turpitude;

- knowingly or intentionally causing our financial statements to fail to materially comply with generally accepted accounting principles;

- unlawful use or possession of any illegal drug or narcotic while on our premises or while performing the executive's duties;

- willful refusal to comply with lawful requests made of the executive by the Board, which, if curable, is not cured within five days after the executive receives written notice from the Board of such willful refusal;

- gross negligence in the performance of the executive's duties, which, if curable, is not fully cured within 30 days after the executive receives written notice from the Board of such gross negligence;

- material violation of our policies, which, if curable, is not fully cured within 30 days after the executive receives written notice from the Board of such material violation; or

- a material breach of the employment agreement or another agreement with us, which, if curable, is not fully cured within 30 days after the executive receives written notice from the Board of such breach.

"Good reason" is defined in the employment agreements to mean the executive's resignation from employment after the occurrence of any of the following:

- a material diminution in the executive's authority, duties or responsibilities;

- a material reduction in the executive's aggregate compensation unless such reduction is concurrently made to all of our senior management; or

- a material breach of any other material term of the executive's employment agreement.

In each case, "good reason" will not exist unless the executive provides written notice of the condition claimed to constitute good reason within 30 days of the condition's initial existence, the Board fails to cure the condition within 30 days following receipt of such written notice and, within ten days thereafter, the executive terminates the executive's employment as a result of such condition.

Long Term Incentive Plan

Under the terms of the Long Term Incentive Plan, if a surviving entity does not assume or substitute outstanding awards in connection with a "change in control," then such awards (including any awards held by the Named Executive Officers) will become fully vested immediately prior to the change in control and, in the case of stock options, will become immediately exercisable. If the surviving entity assumes outstanding awards, or substitutes awards with similar stock awards, and the employment of any employee (including all of the Named Executive Officers) is terminated without "cause" or for "good reason" within 18 months after the effective date of the change in control, equity awards held by the employee will become fully vested to the extent not previously forfeited and, with respect to stock options, fully exercisable. For the outstanding TSR awards and Adjusted EBITDA awards, actual performance will be measured through the date of the change in control, and the change in control provisions in the Long Term Incentive Plan described above will apply to any TSR award or Adjusted EBITDA award shares actually becoming earned based on performance.

A "change in control" is deemed to occur under the Long Term Incentive Plan if:

- any person or group of persons is or becomes a beneficial owner of securities of Malibu Boats, Inc. representing more than 50% of the combined voting power of Malibu Boats, Inc.'s outstanding voting securities, excluding any person or group of persons who was, directly or indirectly a beneficial owner of more than 50% of the combined voting power of Malibu Boats, Inc.'s then outstanding voting securities at the time of our initial public offering;

- the individuals who, on the effective date of our initial public offering, constitute the Board, and any new director (other than a director who initially assumes office in connection with an actual or threatened election contest) whose election was approved or recommended by a vote of at least two-thirds (2/3) of the directors then in office, cease for any reason to constitute a majority of the number of our directors;

- a merger or consolidation of Malibu Boats, Inc. is consummated where either (1) the beneficial owners of voting securities of Malibu Boats, Inc. immediately prior to the transaction do not, immediately thereafter, own more than 50% of the combined voting power of the surviving entity or (2) the directors immediately prior to the transaction do not immediately thereafter constitute a majority of the board of directors of the surviving entity;

- our stockholders approve a plan of liquidation or dissolution of Malibu Boats, Inc.; or
- an agreement or series of agreements is consummated for the sale of all or substantially all of our assets other than to an entity of which at least 50% of the combined voting securities are owned by our stockholders in substantially the same proportions as their ownership of Malibu Boats, Inc. immediately prior to such sale.

Estimated Severance and Change in Control Payments and Benefits

The following table provides information concerning the potential termination or change in control payments that would be made to each applicable Named Executive Officer under the circumstances described above. As prescribed by the SEC's disclosure rules, in calculating the amount of any potential payments to the applicable Named Executive Officers, we have assumed that the applicable triggering event (i.e., termination of employment and/or change in control of the Company) occurred on June 30, 2023 In the following table, we use the term "involuntary termination" to refer to a termination by us without "cause" or by the executive for "good reason." Mr. Wilson resigned as Chief Financial Officer effective April 19, 2023. He is not included in the table below because he did not receive any severance payments or other benefits as a result of his resignation.

Name	Cash Severance ($)[1]	Equity Acceleration Value ($)[2][3]	Total ($)
Jack D. Springer			
Involuntary Termination	875,000	–	875,000
Involuntary Termination in Connection with Change in Control	875,000	9,392,330	10,267,330
Ritchie L. Anderson			
Involuntary Termination	475,000	–	475,000
Involuntary Termination in Connection with Change in Control	475,000	3,158,827	3,633,827
David S. Black			
Involuntary Termination	–	–	–
Involuntary Termination in Connection with Change in Control	–	95,655	95,655

(1) These amounts for Messrs. Springer and Anderson represent 12 months of base salary in connection with the executive's termination of employment by us without "cause" or by the executive for "good reason" (whether alone or in connection with a change in control).

(2) All outstanding equity awards will fully vest if such awards are not assumed or substituted by a surviving entity in connection with a change in control or, if assumed or substituted, an executive's employment is terminated without "cause" or for "good reason" within 18 months following such change in control. For the outstanding TSR awards and Adjusted EBITDA awards, actual performance will be measured through the date of the change in control, and the change in control provisions described above will apply to any TSR award or Adjusted EBITDA award shares actually becoming earned based on performance. For purposes of this table, we have assumed the maximum number of Adjusted EBITDA award shares and TSR awards shares will vest, depending on performance through June 30, 2023.

(3) The amount disclosed was determined by taking the value (calculated based on the $58.66 closing price of a share of Class A common stock as of June 30, 2023, the last trading day in our fiscal year) associated with unvested time-based and performance-based, restricted stock or unit awards. For restricted stock or unit awards, full value was presented based on the closing price.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the fiscal year ended June 30, 2023, our Compensation Committee was comprised of Messrs. Lanigan (chair), Connolly and Murphy and Ms. Lewis. None of our executive officers currently serves or in the past fiscal year has served as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on the Board. In addition, no person who served as a member of the Compensation Committee during the past fiscal year was or is an officer or employee of the Company.

PAY VS PERFORMANCE

Under rules adopted pursuant to the Dodd-Frank Act, we are required to disclose certain information about the relationship between the compensation actually paid ("CAP") to our named executive officers and certain measures of the company's financial performance. The material that follows is provided in compliance with these rules however additional information regarding our compensation philosophy, the structure of our performance-based compensation programs, and compensation decisions made this year is described in our "Compensation Discussion and Analysis" section above.

The table below provides information regarding CAP to our principal executive officer, or PEO, and other NEOs for each year from 2021 to 2023, compared to our total shareholder return ("TSR") from June 30, 2020 through the end of each such year, and our net income, and Adjusted EBITDA for each such year.

The methodology for calculating amounts presented in the columns "Compensation Actually Paid to PEO" and "Average Compensation Actually Paid to Non-PEO NEOs," including details regarding the amounts that were deducted from, and added to, the Summary Compensation Table ("SCT") totals to arrive at the values presented for CAP, are provided in the footnotes to the table. A narrative discussion of the relationship between CAP and the Company performance measures (i) listed in the table below and (ii) that the Company has deemed most important in linking CAP during Fiscal 2023 to Company performance is also presented below.

| | | | | | | Value of Initial Fixed $100 Invested Based On: | | |
Year (a)	Summary Compensation Table Total for PEO ($) (b)[1][2]	Compensation Actually Paid to PEO ($) (c)[1][3]	Average Summary Compensation Table Total for Non-PEO NEOs ($) (d)[4]	Average Compensation Actually Paid to Non-PEO NEOs ($) (d)[5]	Total Shareholder Return ($) (f)[6]	Dow Jones Recreational Products Index Total Shareholder Return ($) (g)[7]	Net Income ($) ($M) (h)[8]	Adjusted EBITDA ($) ($M) (i)[9]
2023	4,535,792	5,847,922	1,128,644	591,110	112.92	128.93	107.91	284.04
2022	4,838,018	2,059,911	1,683,805	557,849	101.46	108.84	163.43	246.53
2021	4,480,177	7,487,216	1,932,208	3,351,361	141.15	150.49	114.28	190.1

(1) Our PEO was Jack D. Springer during fiscal years 2021 through 2023.

(2) Represents the total compensation paid to our PEO in each listed year, as shown in our Summary Compensation Table for such listed year.

(3) Compensation actually paid does not mean that our PEO was actually paid those amounts in the listed year, but this is a dollar amount derived from the starting point of summary compensation table total compensation under the methodology prescribed under the relevant rules as shown in the adjustment table below.

		2023		2022		2021
Summary Compensation Table Total	$	4,535,792	$	4,838,018	$	4,480,177
Subtract Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year		(3,169,642)		(3,062,887)		(2,186,862)
Add Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year		3,540,516		2,158,796		2,871,997
Adjust for Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years		506,994		(1,887,490)		2,014,304
Adjust for Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year		–		–		–
Adjust for Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year		434,262		13,474		307,600
Subtract Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year		–		–		–
Add Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation		–		–		–
Compensation Actually Paid	$	5,847,922	$	2,059,911	$	7,487,216

*The assumptions used for determining the fair values shown in this table are materially consistent with those used to determine the fair values disclosed as of the grant date of such awards.

**Note that we have not reported any amounts in our Summary Compensation Table with respect to "Change in Pension and Nonqualified Deferred Compensation "and, accordingly, the adjustments with respect to such items prescribed by the pay-versus-performance rules are not relevant to our analysis and no adjustments have been made.

(4)   This figure is the average of the total compensation paid to our NEOs other than our PEO in each listed year, as shown in our Summary Compensation Table for such listed year. The names of the non-PEO NEOs in each year are listed in the table below.

2023	2022	2021
Ritchie Anderson	Ritchie Anderson	Ritchie Anderson
Wayne Wilson	Wayne Wilson	Wayne Wilson
David Black		

(5) This figure is the average of compensation actually paid for our NEOs other than our PEO in each listed year. Compensation actually paid does not mean that these NEOs were actually paid those amounts in the listed year, but this is a dollar amount derived from the starting point of Summary Compensation Table total compensation under the methodology prescribed under the SEC's rules as shown in the table below, with the indicated figures showing an average of such figure for all NEOs other than our PEO in each listed year.

	2023	2022	2021
Summary Compensation Table Total	$ 1,128,644	$ 1,683,805	$ 1,932,208
Subtract Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	(634,332)	(890,926)	(971,799)
Add Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	359,933	627,987	1,276,279
Adjust for Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	(265,148)	(868,598)	965,382
Adjust for Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	2,760	–	–
Adjust for Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	136,738	5,581	149,291
Subtract Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	(137,485)	–	–
Add Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	–	–	–
Compensation Actually Paid	$ 591,110	$ 557,849	$ 3,351,361

*Note that the fair value assumptions shown with respect to footnote 3 apply to the figures in this table as well.

**Note that we have not reported any amounts in our Summary Compensation Table with respect to "Change in Pension and Nonqualified Deferred Compensation " and, accordingly, the adjustments with respect to such items prescribed by the pay-versus-performance rules are not relevant to our analysis and no adjustments have been made.

(6) Total shareholder return is calculated by assuming that a $100 investment was made on the day prior to the start of the first fiscal year reported in the table (June 30, 2020) assuming all dividends paid from the start of the measurement period through end of the measurement period (June 30, 2023) are reinvested.

(7) The peer group used is the Dow Jones U.S. Recreational Products Index, as used in the company's performance graph found in the company's 10-k. Total shareholder return is calculated by assuming that a $100 investment was made on the day prior to the start of the first fiscal year reported in the table (June 30, 2020) assuming all dividends paid from the start of the measurement period through end of the measurement period (June 30, 2023) are reinvested.

(8) The dollar amounts reported are the Company's net income reflected in the Company's audited financial statements.

(9) In the Company's assessment Adjusted EBITDA is the financial performance measure that is the most important financial performance measure (other than total shareholder return and net income) used by the company in 2023 to link compensation actually paid to performance. The company defines adjusted EBITDA as net income before interest expense, income taxes, depreciation, amortization and non-cash, non-recurring or non-operating expenses, including settlement of litigation claims, certain professional fees, acquisition and integration-related expenses, non- cash compensation expense and adjustments to our tax receivable agreement liability.

TABULAR LIST OF PERFORMANCE MEASURES

The list below includes the three financial performance measures that in our assessment represent the most important financial performance measures used to link compensation actually paid to our NEOs, for 2023, to company performance.

Tabular List
Adjusted EBITDA
Relative Total Shareholder Return
Net Income

DESCRIPTION OF RELATIONSHIPS BETWEEN COMPENSATION ACTUALLY PAID AND PERFORMANCE

We believe the Company's pay-for-performance philosophy is well reflected in the table above because the Compensation Actually Paid tracks well to the performance measures disclosed in such tables. The graphs below describe, in a manner compliant with the relevant rules, the relationship between Compensation Actually Paid and the individual performance measures described in the table above.

Compensation Actually Paid Versus TSR



Compensation Actually Paid Versus Net Income



Compensation Actually Paid Versus Adjusted EBITDA



CEO PAY RATIO DISCLOSURE

Pursuant to the Exchange Act, we are required to disclose in this Proxy Statement the ratio of the total annual compensation of Mr. Springer, our President and Chief Executive Officer, to the median of the total annual compensation of all of our employees (excluding Mr. Springer). Based on SEC rules for this disclosure and applying the methodology described below, we have determined that Mr. Springer's total compensation for the fiscal year ended June 30, 2023 was $4,535,792, and the median of the total compensation of all of our employees (excluding Mr. Springer) for the fiscal year ended June 30, 2023 was $47,698. Accordingly, we estimate the ratio of Mr. Springer's total compensation for the fiscal year ended June 30, 2023 to the median of the total compensation of all of our employees (excluding Mr. Springer) for the fiscal year ended June 30, 2023 to be 95 to 1.

We believe that there have been no changes to our employee population or compensation arrangements since last year that would result in a significant change to the pay ratio disclosure. Our median employee identified in fiscal year 2021 terminated employment with us early in fiscal year 2022. Because this employee's termination of employment resulted in a change in circumstance that we believe would result in a significant change in our pay ratio disclosure, we selected another individual with substantially similar compensation based on the methodology described below as our median employee for fiscal year 2022. We used this same individual for our fiscal year 2023 calculation. When we originally identified the median employee for fiscal 2021, we used the following methodology. We identified the median employee by taking into account the total cash compensation for the fiscal year ended June 30, 2021 reflected in our payroll records for all individuals, excluding Mr. Springer, who were employed by us or one of our affiliates on June 30, 2021. We included all employees, whether employed on a full-time, part-time, or temporary basis. We did not make any assumptions, adjustments or estimates with respect to their total compensation for the fiscal year ended June 30, 2021 reflected in our payroll records, except that we converted the total compensation of our employees resident in Australia to US dollars using a conversion ratio of AUD $1.00 to USD $0.75.

Once the median employee was identified as described above, that employee's total annual compensation for the fiscal year ended June 30, 2023 was determined using the same rules that apply to reporting the compensation of our Named Executive Officers (including Mr. Springer) in the "Total" column of the Summary Compensation Table. This information is being provided for compliance purposes. Neither the Compensation Committee nor our management used the pay ratio measure in making compensation decisions. Given the different methodologies that companies use to determine an estimate of their pay ratio, the estimated ratio reported above should not be used as a basis for comparison between companies.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth, for each of Malibu Boats' equity compensation plans, the number of shares of common stock subject to outstanding awards, the weighted-average exercise price of outstanding options, and the number of shares remaining available for future award grants as of June 30, 2023. Malibu Boats' equity compensation plans consist only of the Incentive Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)[1]	Weighted-average exercise price of outstanding options, warrants and rights (b)[2]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column (a)) (c)[3]
Equity compensation plans approved by security holders	127,202	$ 37.55	400,825
Equity compensation plans not approved by security holders	–	–	–
Total	**127,202**	**$ 37.55**	**400,825**

(1)   Represents shares that are subject to outstanding stock option and stock unit awards granted under the Incentive Plan.

(2)   This weighted average exercise price does not reflect the shares that will be issued upon the payment of outstanding stock units and is calculated solely with respect to outstanding unexercised stock options.

(3)   All of these shares are available under the Incentive Plan and may be used for any type of award authorized under the Incentive Plan, including stock options, SARs, stock units, restricted stock and dividend equivalents. For purposes of determining the number of shares available, we have assumed that the Adjusted EBITDA awards and relative TSR awards will pay out at the maximum performance level.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

POLICIES AND PROCEDURES REGARDING RELATED PARTY TRANSACTIONS

The Audit Committee reviews related party transactions for potential conflict of interest issues. The Board has adopted a written related party transaction policy that sets forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which we were or are to be a participant, regardless of the amount, and a related person had or will have a direct or indirect material interest. For purposes of this policy, a related person is defined as a director, nominee for director, executive officer or greater than 5% beneficial owner of our common stock and their immediate family members.

MALIBU BOATS HOLDINGS, LLC LIMITED LIABILITY COMPANY AGREEMENT

In connection with the recapitalization we completed in connection with our IPO, the limited liability company agreement of the LLC was amended and restated. As a result of the recapitalization and IPO, Malibu Boats, Inc. holds LLC Units in the LLC and is the sole managing member of the LLC. Accordingly, Malibu Boats, Inc. operates and controls all of the business and affairs of the LLC and, through the LLC and its operating entity subsidiaries, conducts our business. Holders of LLC Units generally do not have voting rights under the limited liability company agreement.

Pursuant to the limited liability company agreement of the LLC, Malibu Boats, Inc. has the right to determine when distributions (other than tax distributions) will be made to the holders of LLC Units and the amount of any such distributions. If Malibu Boats, Inc. authorizes a distribution, such distribution will be made to the holders of LLC Units (including Malibu Boats, Inc.) pro rata in accordance with the percentages of their respective LLC Units.

The holders of LLC Units, including Malibu Boats, Inc., will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of the LLC. Net profits and net losses of the LLC will generally be allocated to LLC's members (including Malibu Boats, Inc.) pro rata in accordance with the percentages of their respective limited liability company interests. The limited liability company agreement of the LLC provides for cash distributions to the holders of the LLC Units if Malibu Boats, Inc. determines that the taxable income of the LLC will give rise to taxable income for its members. In accordance with the limited liability company agreement, we intend to cause the LLC to make cash distributions to the holders of LLC units for purposes of funding their tax obligations in respect of the income of the LLC that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the taxable income of the LLC allocable to the holders of LLC Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in Los Angeles, California (taking into account the nondeductibility of certain expenses and the character of our income). For purposes of determining the taxable income of the LLC, such determination will be made by generally disregarding any adjustment to the taxable income of any member of the LLC that arises under the tax basis adjustment rules of the Code and is attributable to the acquisition by such member of an interest in the LLC in a sale or exchange transaction.

The limited liability company agreement of the LLC also provides that substantially all expenses incurred by or attributable to Malibu Boats, Inc., but not including income tax expenses of Malibu Boats, Inc., will be borne by the LLC.

The limited liability company agreement of the LLC provides that it may be amended, supplemented, waived or modified by the written consent of Malibu Boats, Inc. in its sole discretion without the approval of any other holder of LLC Units, except that no amendment may materially and adversely affect the rights of a holder of LLC Units without the consent of such holder, other than on a pro rata basis with other holders of LLC Units.

EXCHANGE AGREEMENT

In connection with the recapitalization and IPO, we entered into an exchange agreement with the pre- IPO owners of the LLC, several of whom are directors and/or officers of Malibu Boats, Inc. Under the exchange agreement, each pre-IPO owner of the LLC (or its permitted transferee) has the right to exchange its LLC Units for shares of Class A common

stock of Malibu Boats, Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, or, at our option, except in the event of a change in control, for a cash payment equal to the market value of the Class A common stock. The exchange agreement provides, however, that such exchanges must be for a minimum of the lesser of 1,000 LLC Units, all of the LLC Units held by the holder, or such amount as we determine to be acceptable. The exchange agreement also provides that LLC members do not have the right to exchange LLC Units if Malibu Boats, Inc. determines that such exchange would be prohibited by law or regulation or would violate other agreements with Malibu Boats, Inc. to which the LLC member may be subject or any of our written policies related to unlawful or insider trading. The exchange agreement also provides that we may impose additional restrictions on exchanges that we determine to be necessary or advisable so that the LLC is not treated as a "publicly traded partnership" for U.S. federal income tax purposes. In addition, pursuant to the limited liability company agreement, Malibu Boats, Inc., as managing member of the LLC, has the right to require all members of the LLC to exchange their LLC Units for Class A common stock in accordance with the terms of the exchange agreement, subject to the consent of the holders of a majority of outstanding LLC Units other than those held by Malibu Boats, Inc.

TAX RECEIVABLE AGREEMENT

As a result of exchanges of LLC Units into Class A common stock and purchases by Malibu Boats, Inc. of LLC Units from holders of LLC Units, Malibu Boats, Inc. will become entitled to a proportionate share of the existing tax basis of the assets of the LLC at the time of such exchanges or purchases. In addition, such exchanges and purchases of LLC Units are expected to result in increases in the tax basis of the assets of the LLC that otherwise would not have been available. These increases in tax basis may reduce the amount of tax that we would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

In connection with the recapitalization of the Company completed in connection with its IPO, Malibu Boats, Inc. and the LLC entered into a tax receivable agreement with the pre-IPO owners of the LLC that provides for the payment from time to time by Malibu Boats, Inc. to pre-IPO owners of the LLC (or any permitted assignees) of 85% of the amount of the benefits, if any, that Malibu Boats, Inc. is deemed to realize as a result of (1) increases in tax basis and (2) certain other tax benefits related to Malibu Boats, Inc. entering into the tax receivable agreement, including those attributable to payments under the tax receivable agreement. These payment obligations are obligations of Malibu Boats, Inc. and not of the LLC. For purposes of the agreement, the benefit deemed realized by Malibu Boats, Inc. will be computed by comparing the actual income tax liability of Malibu Boats, Inc. (calculated with certain assumptions) to the amount of such taxes that Malibu Boats, Inc. would have been required to pay had there been no increase to the tax basis of the assets of the LLC as a result of the purchases or exchanges, and had Malibu Boats, Inc. not entered into the tax receivable agreement. The term of the agreement will continue until all such tax benefits have been utilized or expired, unless Malibu Boats, Inc. exercises its right to terminate the tax receivable agreement for an amount based on the agreed payments remaining to be made under the agreement or Malibu Boats, Inc. breaches any of the material obligations under the tax receivable agreement or there is a change in control, in which case all obligations will generally be accelerated and due as if Malibu Boats, Inc. had exercised its right to terminate the agreement. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The actual increase in tax basis, as well as the amount and timing of any payments under the agreement, will vary depending upon a number of factors, including:

- *the timing of purchases or exchanges* - for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of the LLC at the time of each purchase or exchange;

- *the price of shares of our Class A common stock at the time of the purchase or exchange* - the increase in any tax deductions, as well as the tax basis increase in other assets, of the LLC is directly related to the price of shares of our Class A common stock at the time of the purchase or exchange;

- *the extent to which such purchases or exchanges are taxable* - if an exchange or purchase is not taxable for any reason, increased deductions will not be available; and

- *the amount and timing of our income* - the corporate taxpayer will be required to pay 85% of the deemed benefits as and when deemed realized. If Malibu Boats, Inc. does not have taxable income, Malibu Boats, Inc.

generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the tax receivable agreement for that taxable year because no benefit will have been realized. However, any tax benefits that do not result in realized benefits in a given tax year will likely generate tax attributes that may be utilized to generate benefits in previous or future tax years. The utilization of such tax attributes will result in payments under the tax receivable agreement.

We expect that the payments that we may make under the agreement may be substantial. Assuming no material changes in the relevant tax law, and that we earn sufficient taxable income to realize all tax benefits that are subject to the agreement, as of June 30, 2023, we expect future payments under the agreement to be approximately $43.5 million over the next 16 years. Future payments to the pre-IPO owners of the LLC (or their permitted assignees) in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial. The foregoing numbers are merely estimates and the actual payments could differ materially. It is possible that future transactions or events, such as changes in tax legislation, could increase or decrease the actual tax benefits realized and the corresponding tax receivable agreement payments.

Further, there may be a material negative effect on the liquidity of Malibu Boats, Inc., if distributions to Malibu Boats, Inc. by the LLC are not sufficient to permit Malibu Boats, Inc. to make payments under the agreement after it has paid taxes. For example, Malibu Boats, Inc. may have an obligation to make tax receivable agreement payments for a certain amount while receiving distributions from the LLC in a lesser amount, which would negatively affect liquidity. The payments under the agreement are not conditioned upon the LLC members' continued ownership of Malibu Boats, Inc..

The effects of the tax receivable agreement on our consolidated balance sheet as a result of the exchange of LLC Units into Class A common stock during the fiscal year ended June 30, 2023 was an increase of $2.6 million in deferred tax assets and an increase of $1.7 million in payable pursuant to tax receivable agreement and additional paid in capital. The tax receivable agreement provides that, upon certain mergers, asset sales or other forms of business combinations or other changes of control, Malibu Boats, Inc. (or its successor) would owe to the pre-IPO owners of the LLC (or their permitted assignees) a lump-sum payment equal to the present value of all forecasted future payments that would have otherwise been made under the tax receivable agreement which would be based on certain assumptions, including a deemed exchange of LLC Units and that Malibu Boats, Inc. would have sufficient taxable income to fully utilize the deductions arising from the increased tax basis and other tax benefits related to entering into the tax receivable agreement. Malibu Boats, Inc. is also entitled to terminate the tax receivable agreement, which, if terminated, would obligate it to make early termination payments to the pre-IPO owners of the LLC. A pre-IPO owner may also elect to unilaterally terminate the tax receivable agreement with respect to such pre-IPO owner, which would obligate Malibu Boats, Inc. to pay to such pre-IPO owner certain payments for tax benefits received through the taxable year of the election.

Payments generally will be due under the tax receivable agreement within five business days following the finalization of the schedule with respect to which the payment obligation is calculated, although interest on such payments will begin to accrue at a rate equal to LIBOR plus 100 basis points from the due date (without extensions) of the applicable tax return until such payment due date. Any late payments under the tax receivable agreement generally will accrue interest at a rate of LIBOR plus 500 basis points. Recent actions taken by the Chief Executive of the U.K. Financial Conduct Authority (the "FCA"), which regulates LIBOR, discontinued U.S. LIBOR after June 30, 2023. The tax receivable agreement does not provide for an alternative reference rate to LIBOR. Therefore, pursuant to the Adjustable Interest Rate (LIBOR) Act, 12 U.S.C. §§ 5801-5807, and the regulations promulgated to carry out the LIBOR Act, 12 C.F.R. Part 253, on July 1, 2023 we believe LIBOR with respect to the tax receivables agreement was automatically replaced by operation of law with the SOFR plus a spread adjustment. We do not currently anticipate failing to pay any amounts owed under the tax receivable agreement.

Payments under the tax receivable agreement will be based on the tax reporting positions that Malibu Boats, Inc. will determine. Although Malibu Boats, Inc. is not aware of any issue that would cause the Internal Revenue Service to challenge a tax basis increase, the corporate taxpayer will not be reimbursed for any payments previously made under the agreement. As a result, in certain circumstances, payments could be made under the agreement in excess of the benefits that the corporate taxpayer actually realizes in respect of the tax attributes subject to the agreement. We paid $4.0 million to the pre-IPO owners during the fiscal year ended June 30, 2023 in connection with exchanges, which resulted in $43.5 million in tax receivable agreement liabilities as of June 30, 2023.

AUDIT COMMITTEE REPORT

The Audit Committee assists the Board in performing its oversight responsibilities for our financial reporting process, audit process and internal controls as more fully described in the Audit Committee's charter. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. Our independent registered public accounting firm is responsible for performing an independent audit of our consolidated financial statements in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and to issue a report thereon.

In the performance of its oversight function, the Audit Committee reviewed and discussed our audited consolidated financial statements for the fiscal year ended June 30, 2023 with management and with our independent registered public accounting firm. In addition, the Audit Committee discussed with our independent registered public accounting firm the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. The Audit Committee has also received and reviewed the written disclosures and the letter from our independent registered public accounting firm required by the applicable requirements of the PCAOB regarding the accounting firm's communications with the Audit Committee concerning independence and has discussed with our independent registered public accounting firm that firm's independence and considered whether the non-audit services provided by the independent registered public accounting firm are compatible with maintaining its independence.

Based on the review and discussions with management and our independent registered public accounting firm described above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2023 filed with the SEC.

Audit Committee of the Board of Directors

Ivar S. Chhina (Chair)
James R. Buch
John E. Stokely
Nancy M. Taylor

The foregoing report of the Audit Committee does not constitute soliciting material and shall not be deemed filed, incorporated by reference into or a part of any other filing by Malibu Boats, Inc. (including any future filings) under the Securities Act, or the Exchange Act, except to the extent Malibu Boats, Inc. specifically incorporates such report by reference therein.

AUDIT INFORMATION

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG served as our independent registered public accounting firm for the fiscal years ended June 30, 2023 and 2022. The following is a summary of the fees billed to us by KPMG for professional services for fiscal years ended June 30, 2023 and 2022, respectively.

	Fiscal Year Ended June 30,	
	2023	2022
Audit Fees[1]	$ 1,621,162	$ 1,459,000
Audit-Related Fees[2]	–	–
Tax Fees[3]	45,000	–
All Other Fees[4]	7,500	–
Total	**$ 1,673,662**	**$ 1,459,000**

(1) Audit fees represent fees billed or accrued for professional services rendered for the audit of the consolidated annual financial statements, review of the interim condensed consolidated financial statements included in quarterly filings, consents, statutory audits and the audit of the effectiveness of the Company's internal control over financial reporting.

(2) Audit-related fees represent fees billed or accrued for professional services rendered during the fiscal year for assurance and related services that are not reported under "Audit Fees," including due diligence assistance unrelated to the audit of the consolidated financial statements.

(3) Tax fees represent fees billed or accrued for professional services rendered during the fiscal year for tax compliance, tax advice and tax planning.

(4) All other fees represent fees billed or accrued for professional services rendered during the fiscal year other than those reported as "Audit Fees," "Audit-Related Fees" or "Tax Fees."

The Audit Committee has considered whether the provision of the services described above is compatible with maintaining our independent public accounting firm's independence and has determined that such services have not adversely affected KPMG's independence.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Under its charter, the Audit Committee must pre-approve all audit and permitted non-audit services to be performed by our independent registered public accounting firm. Such pre-approval can be given as part of the Audit Committee's approval of the scope of the engagement of the independent registered public accounting firm or on an individual basis. The Audit Committee has delegated its authority to pre-approve audit, audit-related and non-audit services to the Chair of the Audit Committee, Mr. Chhina, provided that the pre-approval decisions of the Chair are subsequently presented to the full Audit Committee at its next meeting. The Audit Committee pre-approved all of the non-audit services provided by our independent registered public accounting firm during the fiscal years ended June 30, 2023 and 2022.

PROPOSAL 1

Election of Directors

NOMINEES FOR ELECTION

The Board is currently comprised of ten members. Upon the recommendation of the Nominating and Governance Committee, the Board has nominated Ivar S. Chhina, Michael J. Connolly and Mark W. Lanigan for election to the Board to serve until the 2026 annual meeting of stockholders and until their successors are duly elected and qualified. All of our director nominees are current directors of Malibu Boats.

Ivar S. Chhina	Michael J. Connolly	Mark W. Lanigan
Class I director	Class I director	Class I director

In recommending director nominees for selection by the Board, the Nominating and Governance Committee considers a number of factors, which are described in more detail above under "Corporate Governance–Director Nomination Process." In considering these factors, the Nominating and Governance Committee and the Board consider the fit of each individual's skills with those of other directors to build a board of directors that is effective, collegial and responsive to the needs of our company.

Each of the nominees for election has consented to be named in this Proxy Statement and to serve as a director if elected. If any nominee is unable to serve or for good reason will not serve as a director (which is not anticipated), your proxy may be voted for such other person or persons as may be determined by the holders of such proxies or for the balance of the nominees, leaving a vacancy, unless the Board chooses to reduce the number of directors serving on the Board.

VOTE REQUIRED FOR ELECTION OF DIRECTORS

Directors are elected if they received a plurality of the votes cast on the election of directors at the Annual Meeting. Accordingly, the three nominees receiving the largest number of votes cast will be elected. Broker non-votes and abstentions will have no effect on the election of directors.



BOARD RECOMMENDATION
The Board Recommends that you vote "FOR" each of the three nominees for director.

PROPOSAL 2

Ratification of Appointment of Independent Registered Public Accounting Firm

KPMG served as our independent registered public accounting firm during the fiscal year ended June 30, 2023 and, in that capacity, audited our consolidated financial statements for the fiscal year ended June 30, 2023. Although ratification by stockholders is not required by law, the Board has determined that it is desirable to request ratification of the appointment of KPMG for the fiscal year ending June 30, 2024 by the stockholders. If the stockholders do not ratify this appointment, the Audit Committee will reconsider whether to retain KPMG, and may decide to retain KPMG notwithstanding the vote. Even if the appointment is ratified, the Audit Committee in its discretion may change the appointment at any time during the year if it determines that such a change would be in the best interests of Malibu Boats, Inc. and its stockholders. In addition, if KPMG should decline to act or otherwise become incapable of acting, or if the employment should be discontinued, the Audit Committee will appoint a substitute independent public registered public accounting firm.

Representatives of KPMG will attend the annual meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions from stockholders. We have been advised by KPMG that neither KPMG, nor any member of the firm, has any financial interest, direct or indirect, in any capacity in Malibu Boats, Inc. or its subsidiaries.

VOTE REQUIRED FOR RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ratification of the appointment of our independent registered public accounting firm requires the affirmative vote of a majority of the votes cast on the matter at the Annual Meeting. Abstentions will have no effect on this proposal.



BOARD RECOMMENDATION
The Board recommends that you vote "FOR" ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2024.

PROPOSAL 3

Approval, on a Non-Binding Advisory Basis, of Named Executive Officer Compensation

In accordance with Section 14A of the Exchange Act, which was amended pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"), we are asking stockholders to approve a non-binding advisory resolution approving our executive compensation as reported in this Proxy Statement.

As described above in this Proxy Statement, our executive compensation program is designed to motivate the Company's Named Executive Officers to create long-term value for our stockholders and is heavily weighted towards both short-and long-term performance-based compensation.

We urge stockholders to read the "Executive Compensation" section, including the "Compensation Discussion and Analysis" section, which describes in more detail our executive compensation objectives and the key elements of our executive compensation program. The Compensation Committee and the Board believe that our executive compensation program is appropriately designed to achieve the objectives of our executive compensation philosophy.

We are asking stockholders to approve the following advisory resolution at the Annual Meeting:

RESOLVED, that the stockholders of Malibu Boats, Inc. approve, on an advisory basis, the compensation of the Company's Named Executive Officers set forth under "Executive Compensation," including the Compensation Discussion and Analysis, Summary Compensation Table and the related compensation tables and narratives in the Proxy Statement for the 2023 Annual Meeting of Stockholders.

This proposal to approve the compensation paid to our Named Executive Officers is advisory only and will not be binding on the Company, the Board or the Compensation Committee, and will not be construed as overruling a decision by, or creating or implying any additional fiduciary duty for, the Company, the Board or the Compensation Committee. However, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for our Named Executive Officers.

The next non-binding advisory vote on the compensation of our Named Executive Officers will occur at the 2024 annual meeting of stockholders.

VOTE REQUIRED FOR THE APPROVAL, ON A NON-BINDING ADVISORY BASIS, OF NAMED EXECUTIVE OFFICER COMPENSATION

Under our bylaws, approval, on a non-binding advisory basis, of our named executive officer compensation requires the affirmative vote of a majority of the votes cast on the matter at the Annual Meeting. Abstentions and broker non-votes will have no effect on this proposal.



BOARD RECOMMENDATION
The Board recommends that you vote "FOR" the approval, on a non-binding advisory basis, of our Named Executive Officer compensation.

OTHER MATTERS

As of the date of this Proxy Statement, the Board knows of no matters that will be presented for consideration at the Annual Meeting other than as described in this Proxy Statement. If any other matter properly comes before the Annual Meeting or any postponement or adjournment thereof and is voted upon, the proxy holders named in the proxies solicited by the Board will have the authority to vote all proxies received with respect to such matters in their discretion, and it is their intention to vote such proxies in accordance with the recommendation of the Board.

STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS FOR 2024 ANNUAL MEETING OF STOCKHOLDERS

Requirements for Proposals to be Considered for Inclusion in Proxy Materials. Stockholders interested in submitting a proposal for inclusion in the proxy materials for our 2024 annual meeting of stockholders may do so by following the procedures prescribed in Rule 14a-8 under the Exchange Act. To be eligible for inclusion in our proxy statement, stockholder proposals must be received no later than May 25, 2024 and must comply with our Bylaws and Rule 14a-8 under the Exchange Act regarding the inclusion of stockholder proposals in company-sponsored proxy materials. If we change the date of the 2024 annual meeting of stockholders by more than 30 days from the anniversary of this year's meeting, stockholder proposals must be received a reasonable time before we begin to print and mail our proxy materials for the 2024 annual meeting of stockholders. Proposals should be sent to the attention of the Secretary, Malibu Boats, Inc., 5075 Kimberly Way, Loudon, Tennessee 37774.

Requirements for Proposals Not Intended for Inclusion in Proxy Materials and for Nomination of Director Candidates. Stockholders who wish to nominate persons for election to the Board at the 2024 annual meeting of stockholders or who wish to present a proposal at the 2024 annual meeting of stockholders, but whose stockholder proposal will not be included in the proxy materials that we distribute for such meeting, must deliver written notice of the nomination or proposal to the Company's Secretary no earlier than June 28, 2024 and no later than July 28, 2024 (provided, however, that if the 2024 annual meeting of stockholders is more than 30 days before or more than 70 days after the anniversary of this year's meeting, nominations and proposals must be received no earlier than the 120th day prior to the date of the 2024 annual meeting of stockholders and no later than the 90th day prior to the date of the 2024 annual meeting of stockholders or the 10th day following the day on which public announcement of the date of the 2024 annual meeting of stockholders is first made). The stockholder's written notice must include certain information concerning the stockholder and each nominee as specified in Section 2.10 of our Bylaws. In addition, a stockholder who intends to solicit proxies in support of director nominees other than the Company's nominees at the 2024 annual meeting of stockholders must deliver written notice to the Company setting forth the information required by Rule 14a-19 under the Exchange Act. If a stockholder's written notice is not received between the dates specified above and does not satisfy these additional informational requirements, the notice will not be considered properly submitted and will not be acted upon at the 2024 annual meeting of stockholders. A stockholder's written notice should be sent to the attention of the Secretary, Malibu Boats, Inc., 5075 Kimberly Way, Loudon, Tennessee 37774.

ANNUAL REPORT
TO STOCKHOLDERS

Our 2023 Annual Report has been filed with the SEC and has been posted, and is available without charge, on our corporate website at *www.malibuboatsinc.com*. For stockholders receiving an e-mailed or printed copy of this Proxy Statement, a copy of our 2023 Annual Report has also been provided to you. In addition, we will provide, without charge, a copy of our 2023 Annual Report (including the financial statements but excluding the exhibits thereto) to any stockholder of record or beneficial owner of our Class A common stock or Class B common stock. Requests can be made by writing to Investor Relations: Malibu Boats, Inc., 5075 Kimberly Way, Loudon, Tennessee 37774, or by telephone request to (865) 458-5478.

ALL STOCKHOLDERS ARE URGED TO VOTE IN PERSON OR TO SUBMIT YOUR PROXY AS SOON AS POSSIBLE.

By Order of the Board of Directors,

Matthew Googe

Matthew Googe
Corporate Counsel and Secretary

Loudon, Tennessee

September 15, 2023

APPENDIX A

Reconciliation of Non-GAAP Financial Measures

USE AND DEFINITION OF NON-GAAP FINANCIAL MEASURES

This Proxy Statement includes the following financial measures defined as non-GAAP financial measures by the SEC: Adjusted EBITDA, Adjusted EBIDTA Margin, Adjusted Fully Distributed Net Income and Adjusted Fully Distributed Net Income per Share. These measures have limitations as analytical tools and should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP or as an indicator of our liquidity. Our presentation of these non-GAAP financial measures should also not be construed as an inference that our results will be unaffected by unusual or non-recurring items. Our computations of these non-GAAP financial measures may not be comparable to other similarly titled measures of other companies.

We define Adjusted EBITDA as net income before interest expense, income taxes, depreciation, amortization and non-cash, non-recurring or non-operating expenses, including settlement of litigation claims, certain professional fees, acquisition and integration-related expenses, non-cash compensation expense and adjustments to our tax receivable agreement liability. We define Adjusted EBITDA margin as Adjusted EBITDA divided by net sales. Adjusted EBITDA and Adjusted EBITDA margin are not measures of net income as determined by GAAP. Management believes Adjusted EBITDA and Adjusted EBITDA margin allow investors to evaluate the Company's operating performance and compare our results of operations from period to period on a consistent basis by excluding items that management does not believe are indicative of our core operating performance. Management uses Adjusted EBITDA to assist in highlighting trends in our operating results without regard to our financing methods, capital structure and non-recurring or non-operating expenses.

We exclude the items listed above from net income in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures, the methods by which assets were acquired and other factors. Adjusted EBITDA has limitations as an analytical tool and should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP or as an indicator of our liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax structure, as well as the historical costs of depreciable assets. Our presentation of Adjusted EBITDA and Adjusted EBITDA margin should not be construed as an inference that our results will be unaffected by unusual or non-recurring items. Our computations of Adjusted EBITDA and Adjusted EBITDA margin may not be comparable to other similarly titled measures of other companies.

We define Adjusted Fully Distributed Net Income as net income attributable to Malibu Boats, Inc. (i) excluding income tax expense, (ii) excluding the effect of non-recurring or non-cash items, (iii) assuming the exchange of all LLC units into shares of Class A Common Stock, which results in the elimination of non-controlling interest in the LLC, and (iv) reflecting an adjustment for income tax expense on fully distributed net income before income taxes at our estimated effective income tax rate. Adjusted Fully Distributed Net Income is a non-GAAP financial measure because it represents net income attributable to Malibu Boats, Inc., before non-recurring or non-cash items and the effects of non-controlling interests in the LLC.

We use Adjusted Fully Distributed Net Income to facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our results prepared in accordance with GAAP, provides a more complete understanding of factors and trends affecting our business than GAAP measures alone.

We believe Adjusted Fully Distributed Net Income assists our board of directors, management and investors in comparing our net income on a consistent basis from period to period because it removes non-cash or non-recurring items, and eliminates the variability of non-controlling interest as a result of member owner exchanges of LLC Units into shares of Class A Common Stock.

In addition, because Adjusted Fully Distributed Net Income is susceptible to varying calculations, the Adjusted Fully Distributed Net Income measures, as presented in this Proxy Statement, may differ from and may, therefore, not be comparable to similarly titled measures used by other companies.

A reconciliation of our net income as determined in accordance with GAAP to Adjusted EBITDA and the numerator and denominator for our net income available to Class A Common Stock per share to Adjusted Fully Distributed Net Income per share of Class A Common Stock is provided below.

Reconciliation of Net Income to Non-GAAP Adjusted EBITDA (Unaudited):

The following table sets forth a reconciliation of net income as determined in accordance with GAAP to Adjusted EBITDA and presentation of net income margin and Adjusted EBITDA margin for the periods indicated (dollars in thousands):

		Fiscal Year Ended June 30,				
		2023		2022		2021
Net income	$	107,910	$	163,430	$	114,282
Provision for income taxes		33,581		46,535		33,979
Interest expense		2,962		2,875		2,529
Depreciation		21,912		19,365		15,636
Amortization		6,808		6,957		7,255
Litigation settlement [1]		100,000		–		–
Professional fees [2]		4,781		–		5,817
Acquisition and integration related expenses [3]		–		–		5,112
Stock-based compensation expense [4]		5,894		6,342		5,581
Adjustments to tax receivable agreement liability [5]		188		1,025		(88)
Adjusted EBITDA	$	284,036	$	246,529	$	190,103
Net Sales	$	1,388,365	$	1,214,877	$	926,515
Net Income Margin [6]		7.8 %		13.5 %		12.3 %
Adjusted EBITDA Margin [6]		20.5 %		20.3 %		20.5 %

(1)   Represents settlement of product liability cases in June 2023 for $100.0 million. For more information, refer to Note 17 of our consolidated financial statements included in our Annual Report on Form 10-K.

(2)   For fiscal year 2023, represents legal and advisory fees related to product liability cases that were settled for $100.0 million in June 2023. For fiscal year 2021, represents legal and advisory fees related to our litigation with Skier's Choice, Inc. For more information, refer to Note 17 of our consolidated financial statements included in our Annual Report on Form 10-K.

(3)   For fiscal year ended 2021, represents legal and advisory fees incurred in connection with our acquisition of Maverick Boat Group on December 31, 2020. Integration related expenses for fiscal year 2021 include post-acquisition adjustments to cost of goods sold of $0.9 million for the fair value step up of inventory acquired from Maverick Boat Group, which was sold during the third quarter of fiscal year 2021.

(4)   Represents equity-based incentives awarded to certain of our employees under the Malibu Boats, Inc. Long-Term Incentive Plan and profit interests issued under the previously existing limited liability company agreement of the LLC. For more information, refer to Note 15 of our consolidated financial statements included in our Annual Report on Form 10-K.

(5)   For fiscal year 2023, we recognized other expense from an adjustment in our tax receivable agreement liability mainly derived by future benefits from Tennessee net operating losses at Malibu Boats, Inc. For fiscal year 2022, we recognized other expense from an adjustment in our tax receivable agreement liability due to an increase in the state tax rate used in computing our future tax obligations and in turn, an increase in the future benefit we expect to pay under our tax receivable agreement with pre-IPO owners. For fiscal year 2021, we recognized other income from an adjustment in our tax receivable agreement liability as a result of a decrease in the estimated tax rate used in computing our future tax obligations and in turn, a decrease in the future tax

benefit we expect to pay under our tax receivable agreement with pre- IPO owners. For more information, refer to Note 12 of our consolidated financial statements included in our Annual Report on Form 10-K.

(6) We calculate net income margin as net income divided by net sales and we define Adjusted EBITDA margin as Adjusted EBITDA divided by net sales.

Reconciliation of Non-GAAP Adjusted Fully Distributed Net Income (Unaudited):

The following table shows the reconciliation of the numerator and denominator for net income available to Class A Common Stock per share to Adjusted Fully Distributed Net Income per Share of Class A Common Stock for the periods presented (in thousands except share and per share data):

	Fiscal Year Ended June 30,		
	2023	2022	2021
Reconciliation of numerator for net income available to Class A Common Stock per share to Adjusted Fully Distributed Net Income per Share of Class A Common Stock:			
Net income attributable to Malibu Boats, Inc.	$ 104,513	$ 157,632	$ 109,841
Provision for income taxes	33,581	46,535	33,979
Litigation settlement [1]	100,000	–	–
Professional fees [2]	4,781	–	5,817
Acquisition and integration related expenses [3]	6,654	6,653	10,558
Stock-based compensation expense [4]	5,894	6,342	5,581
Adjustments to tax receivable agreement liability [5]	188	1,025	(88)
Net income attributable to non-controlling interest [6]	3,397	5,798	4,441
Fully distributed net income before income taxes	259,008	223,985	170,129
Income tax expense on fully distributed income before income taxes [7]	62,939	53,308	40,150
Adjusted fully distributed net income	$ 196,069	$ 170,677	$ 129,979

	Fiscal Year Ended June 30,		
	2023	2022	2021
Reconciliation of denominator for net income available to Class A Common Stock per share to Adjusted Fully Distributed Net Income per Share of Class A Common Stock:			
Weighted average shares outstanding of Class A Common Stock used for basic net income per share:	20,501,844	20,749,237	20,752,652
Adjustments to weighted average shares of Class A Common Stock:			
Weighted-average LLC units held by non-controlling unit holders [8]	543,909	600,919	665,217
Weighted-average unvested restricted stock awards issued to management [9]	272,116	252,135	212,579
Adjusted weighted average shares of Class A Common Stock outstanding used in computing Adjusted Fully Distributed Net Income per Share of Class A Common Stock:	21,317,869	21,602,291	21,360,448

The following table shows the reconciliation of net income available to Class A Common Stock per share to Adjusted Fully Distributed Net Income per Share of Class A Common Stock for the periods presented:

	Fiscal Year Ended June 30,					
		2023		2022		2021
Net income available to Class A Common Stock per share	$	5.10	$	7.60	$	5.29
Impact of adjustments:						
Provision for income taxes		1.64		2.24		1.64
Litigation settlement [1]		4.88		–		–
Professional fees [2]		0.23		–		0.28
Acquisition and integration related expenses [3]		0.32		0.32		0.51
Stock-based compensation expense [4]		0.29		0.31		0.27
Adjustment to tax receivable agreement liability [5]		0.01		0.05		–
Net income attributable to non-controlling interest [6]		0.17		0.28		0.21
Fully distributed net income per share before income taxes		12.64		10.80		8.20
Impact of income tax expense on fully distributed income before income taxes [7]		(3.07)		(2.57)		(1.93)
Impact of increased share count [10]		(0.38)		(0.32)		(0.26)
Adjusted Fully Distributed Net Income per Share of Class A Common Stock	$	9.19	$	7.91	$	6.01

(1)   Represents settlement of product liability cases in June 2023 for $100.0 million. For more information, refer to Note 17 of our consolidated financial statements included in our Annual Report on Form 10-K.

(2)   For fiscal year 2023, represents legal and advisory fees related to our product liability case that was settled on June 30, 2023 for $100.0 million. For fiscal year 2021, represents legal and advisory fees related to our litigation with Skier's Choice, Inc. For more information, refer to Note 17 of our consolidated financial statements included in our Annual Report on Form 10-K.

(3)   For fiscal years 2023 and 2022, represents amortization of intangibles acquired in connection with the acquisition of Maverick Boat Group, Pursuit and Cobalt. For fiscal year 2021, represents legal and advisory fees incurred in connection with the acquisition of Maverick Boat Group and amortization of intangibles acquired in connection with the acquisition of Maverick Boat Group, Pursuit and Cobalt. Integration related expenses for fiscal year 2021 include post-acquisition adjustments to cost of goods sold of $0.9 million for the fair value step up of inventory acquired from Maverick Boat Group, which was sold during the third quarter of fiscal 2021.

(4)   Represents equity-based incentives awarded to certain of our employees under the Malibu Boats, Inc. Long-Term Incentive Plan and profit interests issued under the previously existing limited liability company agreement of the LLC. For more information, refer to Note 15 of our consolidated financial statements included in our Annual Report on Form 10-K.

(5)   For fiscal year 2023, we recognized other expense from an adjustment in our tax receivable agreement liability mainly derived by future benefits from Tennessee net operating losses at Malibu Boats, Inc. For fiscal year 2022, we recognized other expense from an adjustment in our tax receivable agreement liability due to an increase in the state tax rate used in computing our future tax obligations and in turn, an increase in the future benefit we expect to pay under our tax receivable agreement with pre-IPO owners. For fiscal year 2021, we recognized other income from an adjustment in our tax receivable agreement liability as a result of a decrease in the estimated tax rate used in computing our future tax obligations and in turn, a decrease in the future tax benefit we expect to pay under our tax receivable agreement with pre- IPO owners. For more information, refer to Note 12 of our consolidated financial statements included in our Annual Report on Form 10-K.

(6)   Reflects the elimination of the non-controlling interest in the LLC as if all LLC members had fully exchanged their LLC Units for shares of Class A Common Stock

(7)   Reflects income tax expense at an estimated normalized annual effective income tax rate of 24.3% of income before taxes for fiscal year 2023, 23.8% of income before taxes for fiscal year 2022 and 23.6% of income before taxes for fiscal year 2021, in each case assuming the conversion of all LLC Units into shares of Class A Common Stock. The estimated normalized annual effective income tax rate for fiscal years 2023, 2022 and 2021 is based on the federal statutory rate plus a blended state rate adjusted for the research and development tax credit, the foreign derived intangible income deduction, and foreign income taxes attributable to our Australian subsidiary.

(8)   Represents the weighted average shares outstanding of LLC Units held by non-controlling interests assuming they were exchanged into Class A Common Stock on a one-for-one basis.

(9)   Represents the weighted average unvested restricted stock awards included in outstanding shares during the applicable period that were convertible into Class A Common Stock and granted to members of management.

(10)   Reflects impact of increased share counts assuming the exchange of all weighted average shares outstanding of LLC Units into shares of Class A Common Stock and the conversion of all weighted average unvested restricted stock awards included in outstanding shares granted to members of management.

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MALIBU
BOATS, INC.™ | MBI™

DREAM DAYS ON THE WATER



       